SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the period March 25, 2005 to March 29, 2005

PENGROWTH ENERGY TRUST

Petro-Canada Centre – East Tower
2900, 111 – 5th Avenue S.W.
Calgary, Alberta T2P 3Y6  Canada
(address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934.

Yes ☐	No ☑

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                     ]

DOCUMENTS FURNISHED HEREUNDER:

1.	Notices of Meetings, Information Circular-Proxy Statement
2.	General Form of Proxy
3.	Confirmation of Mailing

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENGROWTH ENERGY TRUST by its administrator PENGROWTH CORPORATION
March 29, 2005	By:
	Name:	Gordon M. Anderson
	Title:	Vice President

PENGROWTH CORPORATION

PENGROWTH ENERGY TRUST

NOTICES OF MEETINGS

INFORMATION CIRCULAR – PROXY STATEMENT

March 14, 2005

NOTICES OF MEETINGS

NOTICE OF THE ANNUAL AND SPECIAL MEETING OF PENGROWTH CORPORATION
NOTICE OF THE ANNUAL AND SPECIAL MEETING OF PENGROWTH ENERGY TRUST
NOTICE OF A SPECIAL MEETING OF THE ROYALTY UNITHOLDERS OF PENGROWTH CORPORATION

INFORMATION CIRCULAR – PROXY STATEMENT

ii

PENGROWTH CORPORATION

NOTICE OF THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the annual general and special meeting (the “Shareholder Meeting”) of the holders of common shares (“Shareholders”) of Pengrowth Corporation (the “Corporation”) will be held at the Calgary Petroleum Club, McMurray Room, 319 – 5th Avenue S.W., Calgary, Alberta, at 3:00 p.m. (Calgary time) on April 26, 2005 for the following purposes:

1.	to appoint auditors;

2.	to elect directors of the Corporation;

3.	to consider an extraordinary resolution approving amendments to the Amended and Restated Unanimous Shareholder Agreement clarifying the voting rights of Royalty Unitholders; and

4.	to transact any other business which may properly come before the Shareholder Meeting or any adjournment(s) thereof.

Calgary, March 14, 2005

By Order of the Board of Directors

(Signed) Charles V. Selby, Corporate Secretary

The specific details of the matters proposed to be put before the Shareholder Meeting and the text of the resolutions are set forth in the Information Circular-Proxy Statement accompanying this notice.

Royalty Unitholders of the Corporation and Trust Unitholders of Pengrowth Energy Trust (collectively, “Unitholders”) are entitled to vote on matters regarding the Corporation as if they were shareholders of the Corporation. Unitholders are requested to date and sign the enclosed form of proxy and to mail it to, or deposit it with, the Corporate Secretary of the Corporation in care of Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1. In order to be valid and acted upon at the Shareholder Meeting, forms of proxy must be received not less than 24 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Shareholder Meeting or any adjournment(s) thereof. Unitholders who wish to attend and vote in person should appoint themselves as proxy.

Unitholders of record at the close of business on March 9, 2005, will be entitled to notice of, and to attend and vote at, the Shareholder Meeting.

PENGROWTH ENERGY TRUST

NOTICE OF THE ANNUAL AND SPECIAL MEETING OF TRUST UNITHOLDERS

TAKE NOTICE that the annual and special meeting (the “Trust Meeting”) of the holders of trust units (“Trust Unitholders”) of Pengrowth Energy Trust (the “Pengrowth Trust”) will be held at the Calgary Petroleum Club, McMurray Room, 319 – 5th Avenue S.W., Calgary, Alberta, at 3:15 p.m. (Calgary time) on April 26, 2005 for the following purposes:

1.	to receive and consider the financial statements of Pengrowth Trust for the year ended December 31, 2004 and the auditors’ report thereon;

2.	to appoint auditors;

3.	to consider an extraordinary resolution approving an amendment to the Amended and Restated Trust Indenture extending the date by which the non-resident “Ownership Threshold” must be achieved from June 1, 2005 to June 1, 2006 or such later date as determined by the Board of Directors in its sole discretion;

4.	to consider an extraordinary resolution authorizing the board of directors of Pengrowth Corporation to make discretionary amendments to the Amended and Restated Trust Indenture, to change the rights pertaining to Class A trust units and Class B trust units in respect to unitholder residency requirements as they may exist from time to time, all as more particularly described in the Information Circular – Proxy Statement accompanying this notice;

5.	to consider an ordinary resolution ratifying the random reservation process by which certain holders of Class B trust units will be permitted to exchange those Class B trust units for Class A trust units once the Class A trust units comprise less than the “Ownership Threshold”;

6.	to consider an ordinary resolution authorizing the issuance of up to six million units that may be allocated at the discretion of the board of directors from time to time from treasury at prevailing market prices in accordance with the comprehensive compensation plan of Pengrowth Corporation to be allocated under either the long term incentive plan of Pengrowth Trust approved by Trust Unitholders on April 26, 2004, or under the trust unit rights incentive plan approved by Trust Unitholders on April 23, 2002;

7.	to consider an ordinary resolution reappointing Computershare Trust Company of Canada as trustee for an additional two year term; and

8.	to transact any other business which may properly come before the Trust Meeting or any adjournment thereof.

Calgary, March 14, 2005

By Order of Computershare Trust Company of Canada as
Trustee

(Signed) Stacie A. Moore
          General Manager, Corporate Trust

(Signed) Karen Biscope
          Manager, Corporate Trust

The specific details of the matters proposed to be put before the Trust Meeting and the text of the resolutions are set forth in the Information Circular-Proxy Statement accompanying this notice.

Trust Unitholders are requested to date and sign the enclosed form of proxy and to mail it to, or deposit it with, the Corporate Secretary of Pengrowth Corporation in care of Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1. In order to be valid and acted upon at the Trust Meeting, forms of proxy must be received not less than 24 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Trust Meeting or any adjournment(s) thereof. Trust Unitholders who wish to attend and vote in person should appoint themselves as proxy.

Trust Unitholders of record at the close of business on March 9, 2005, will be entitled to notice of, and to attend and vote at, the Trust Meeting.

PENGROWTH CORPORATION

NOTICE OF A SPECIAL MEETING OF ROYALTY UNITHOLDERS

TAKE NOTICE that a special meeting (the “Royalty Meeting”) of the holders of royalty units (the “Royalty Unitholders”) of Pengrowth Corporation (the “Corporation”) will be held at the Calgary Petroleum Club, McMurray Room, 319 – 5th Avenue S.W., Calgary, Alberta, at 3:30 p.m. (Calgary time) on April 26, 2005 for the following purposes:

1.	to consider an extraordinary resolution approving an amendment to the Amended and Restated Royalty Indenture clarifying the entitlement of holders of Royalty Units to receive proceeds of the sale of Canadian Resource Properties and certain other classes of assets held directly or indirectly by the Corporation in the event of a liquidation, wind-up or dissolution of the Corporation;

2.	to consider an extraordinary resolution approving an amendment to the Amended and Restated Royalty Indenture clarifying the treatment of income derived by the Corporation from “Permitted Investments” other than with respect to the proceeds of production or royalties derived from the sale of “Petroleum Substances” held directly or beneficially by the Corporation in the computation of the “Gross Revenues” of the Corporation; and

3.	to transact any other business which may properly come before the Royalty Meeting or any adjournment(s) thereof.

Calgary, March 14, 2005

By Order of the Board of Directors

(Signed) Charles V. Selby, Corporate Secretary

The specific details of the matters proposed to be put before the Royalty Meeting and the text of the resolutions are set forth in the Information Circular-Proxy Statement accompanying this notice.

Royalty Unitholders and Trust Unitholders of Pengrowth Energy Trust (collectively, “Unitholders”) are entitled to vote on all matters at the Royalty Meeting. Unitholders are requested to date and sign the enclosed form of proxy and to mail it to, or deposit it with, the Corporate Secretary of the Corporation in care of Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1. In order to be valid and acted upon at the Royalty Meeting, forms of proxy must be received not less than 24 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Royalty Meeting or any adjournment(s) thereof. Unitholders who wish to attend and vote in person should appoint themselves as proxy.

Unitholders of record at the close of business on March 9, 2005 will be entitled to notice of, and to attend and vote at, the Royalty Meeting.

PENGROWTH CORPORATION
PENGROWTH ENERGY TRUST

INFORMATION CIRCULAR – PROXY STATEMENT

For:	Annual and Special Meeting of Shareholders Annual and Special Meeting of Trust Unitholders Special Meeting of Royalty Unitholders

PART I – GENERAL INFORMATION FOR ALL MEETINGS

Solicitation of Proxies

This information circular – proxy statement (“Circular”) is provided in connection with the solicitation of proxies by Pengrowth Management Limited (the “Manager”) for use at the Annual and Special Meeting of Shareholders (the “Shareholder Meeting”) of Pengrowth Corporation (the “Corporation”), the Annual and Special Meeting of Trust Unitholders (the “Trust Meeting”) of Pengrowth Energy Trust (“Pengrowth Trust” and collectively with the Corporation, “Pengrowth”) and the Special Meeting of Royalty Unitholders of the Corporation (the “Royalty Meeting”), (collectively referred to as the “Meetings”) and at any adjournment(s) of the Meetings. The Meetings are to be held on April 26, 2005 at 3:00 p.m., 3:15 p.m. and 3:30 p.m. (all Calgary times), respectively, at the Calgary Petroleum Club, McMurray Room, 319 – 5th Avenue S.W., Calgary, Alberta. This Circular is provided for the purposes set forth in the accompanying Notices of Meetings. Information contained herein is given as of March 1, 2005 unless otherwise specifically stated. Each term that is defined in this Circular has that same meaning when used in the schedules to this Circular.

Shareholder Meeting

Pursuant to the terms of the Amended and Restated Unanimous Shareholder Agreement dated June 17, 2003 (the “Unanimous Shareholder Agreement”) among Pengrowth Management Limited (the “Manager”), Pengrowth Trust, the Corporation and Computershare Trust Company of Canada (the “Trustee”), holders of royalty units (“Royalty Unitholders”) issued by the Corporation (the “Royalty Units”) and holders (“Trust Unitholders”) of Class A trust units, Class B trust units and trust units remaining in the form in existence prior to the reclassification that occurred on July 27, 2004 issued by Pengrowth Trust (collectively, the “Trust Units” and together with the Royalty Units, the “Units”) (collectively, the “Unitholders”) are entitled to notice of, and to attend at, the Shareholder Meeting and to one vote per Royalty Unit or Trust Unit held on any matter put before the Shareholder Meeting, other than the election of two directors who may be elected by Pengrowth Management Limited (the “Manager”). The Manager has agreed to refrain from exercising its voting rights as a shareholder except in respect of the election of two directors or as may be necessary or desirable to implement any resolutions passed by the Unitholders. Pengrowth Trust will not exercise its voting rights as a shareholder except as may be necessary or desirable to implement any resolutions passed by the Unitholders. In this Circular, Royalty Units and Trust Units are collectively referred to as the “Units”.

Trust Meeting

Pursuant to the terms of the Amended and Restated Trust Indenture dated July 27, 2004, (the “Trust Indenture”) between the Corporation and the Trustee, Trust Unitholders are entitled to notice of, and to attend at, the Trust Meeting and to one vote per Trust Unit held on any matter put before the Trust Meeting.

Royalty Meeting

Pursuant to the terms of the Amended and Restated Royalty Indenture dated June 17, 2003, (the “Royalty Indenture”) between the Corporation and the Trustee, Unitholders are entitled to notice of, and to attend at, the Royalty Meeting and to one vote per Unit held on any matter put before the Royalty Meeting provided that the Trustee is not entitled to vote in respect of any Royalty Units held in its capacity as Trustee under the Trust Indenture (as defined below).

Appointment of Proxyholders and Revocation of Proxies

The persons named in the enclosed form of proxy are directors of the Corporation. A Unitholder has the right to appoint a person (who need not be a Unitholder) to represent the Unitholder at the Meetings other than James S. Kinnear or John B. Zaozirny (the “Management Designees”). To exercise this right, the Unitholder must either insert the name of the other person in the blank space provided on the enclosed form of proxy or submit another appropriate form of proxy. Non-registered Unitholders (Unitholders who hold their Units through brokerage accounts or other intermediaries) who wish to appear in person and vote at the Meetings should be appointed as their own representatives at the Meetings in accordance with the directions of their intermediaries. See “Notice to Beneficial Holders of Trust Units”.

In order to be used at the Meetings, proxies must be addressed to the Corporate Secretary of the Corporation and must be deposited with Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not less than 24 hours, excluding Saturdays, Sundays and holidays, before the time for the holding of the Meetings or any adjournment(s) of the Meetings. The record date for the Meetings has been established as the close of business on March 9, 2005. Only Unitholders of record as at the record date are entitled to receive notice of, and to vote at, the Meetings.

The instrument appointing a proxyholder shall be in writing and shall be executed by the registered Unitholder or his attorney authorized in writing or, if the registered Unitholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

A registered Unitholder who has submitted a proxy may revoke it by an instrument in writing signed by the registered Unitholder or by an authorized attorney, or, if the registered Unitholder is a corporation by a duly authorized officer provided such instrument is deposited either: (i) at the offices of Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not less than 48 hours, excluding Saturdays, Sundays and holidays, before the time for the holding of the Meetings or any adjournment(s) of the Meetings, or (ii) with the Chairman of the Meetings on the day of the Meetings, or any adjournment(s) of the Meetings. In addition, a proxy may be revoked: (i) by the registered Unitholder personally attending at the Meetings and voting the Units represented thereby or, if the Unitholder is a corporation, by a representative of that corporation attending at the Meetings and voting such Units; or (ii) in any other manner permitted by law. Non-registered Unitholders should follow the directions of their intermediaries with respect to procedures to be followed for revoking a proxy.

Notice to Beneficial Holders of Trust Units

The information set forth in this section is of significant importance to many Trust Unitholders, as a substantial number of the Trust Unitholders do not hold Trust Units in their own name. Trust Unitholders who do not hold their Trust Units in their own name (referred to herein as “Beneficial Unitholders”) should note that only proxies deposited by Trust Unitholders whose names appear on the records of Pengrowth Trust as the registered holders of Trust Units can be recognized and acted upon at the Meetings. If Trust Units are listed in an account statement provided to a Beneficial

Unitholder by a broker, then in almost all cases those Trust Units will not be registered in the Beneficial Unitholder’s name on the records of Pengrowth Trust. Such Trust Units will more likely be registered under the name of the Beneficial Unitholder’s broker or an agent of that broker. In Canada, the vast majority of such Trust Units are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities Limited, which acts as nominee for many Canadian brokerage firms). In the United States, the vast majority of such Trust Units are registered under the name of Cede & Co. (the registration name for The Depositary Trust Company, which acts as nominee for many U.S. brokerage firms). Trust Units held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Unitholder. Without specific instructions, the broker/nominees are prohibited from voting Trust Units for their clients.

Applicable regulatory policies require intermediaries/brokers to seek voting instructions from Beneficial Unitholders in advance of Unitholders’ Meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Unitholders in order to ensure that their Trust Units are voted at the Meetings. Often, the form of proxy supplied to a Beneficial Unitholder by its broker is identical to the form of proxy provided to registered Trust Unitholders; however, its purpose is limited to instructing the registered Trust Unitholder how to vote on behalf of the Beneficial Unitholder. The majority of brokers in Canada and the United States now delegate responsibility for obtaining instructions from clients to ADP Investor Communications (“ADP”). ADP may mail a scannable voting instruction form in lieu of the form of proxy. The Beneficial Unitholder is requested to complete and return the proxy or voting instruction form to them by mail or facsimile. Alternatively, the Beneficial Unitholder can call a toll-free telephone number or access ADP’s voting web site at www.proxyvotecanada.com to vote the Trust Units held by the Beneficial Unitholder. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Trust Units to be represented at the Meetings. A Beneficial Unitholder receiving a voting instruction form cannot use that voting instruction form to vote Trust Units directly at the Meetings as the voting instruction form must be returned as directed by ADP well in advance of the Meetings in order to have the Trust Units voted.

Persons making the Solicitation

This solicitation of proxies is made by the Manager. The costs incurred to prepare and mail the Notices of Meetings, this Circular and the Form of Proxy will be borne by the Corporation and will be deducted in computing the royalty payable by the Corporation to Pengrowth Trust. Proxies are being solicited by mail and may also be solicited by oral communication, telephone, telegraph or facsimile by directors, officers and proposed directors and officers of the Corporation, who will not be remunerated therefor.

Exercise of Discretion by Proxy

The Units represented by a proxy in favour of the Management Designees shall be voted at the Meetings and, where the Unitholder specifies a choice with respect to any matter to be acted upon, the Units shall be voted in accordance with the specification so made. In the absence of such specification, Units will be voted in favour of the proposed resolutions. The persons appointed by the enclosed form of proxy are conferred with discretionary authority with respect to amendments or variations to those matters specified in the Notices of Meetings. At the time of mailing of this Circular, the Manager knows of no such amendment, variation, or other matter.

Voting Shares and Units and the Principal Holders Thereof

The Corporation has 1,100 issued and outstanding common shares (the “Common Shares”). Of the 1,100 outstanding Common Shares, 1,000 are owned by Pengrowth Trust and 100 are owned by the Manager.

Subject to the Unanimous Shareholder Agreement, registered holders of Common Shares are entitled to attend and vote at the Shareholder Meeting on the basis of one vote for each share held. The Manager has agreed to refrain from exercising its voting rights as a shareholder except in respect of the election of two directors or as may be necessary or desirable to implement any resolutions passed by the Unitholders. Pengrowth Trust will not exercise its voting rights as a shareholder except as may be necessary or desirable to implement any resolutions passed by the Unitholders.

As at March 9, 2005, Pengrowth Trust had an aggregate of 153,524,458 issued and outstanding Trust Units, comprised of 76,793,639 Class A Trust Units, 76,675,277 Class B Trust Units and 55,542 trust units that remain in the form in existence prior to the reclassification which occurred on July 27, 2004. The registered holders thereof are entitled to attend and vote at the Trust Meeting, the Royalty Meeting and the Shareholder Meeting on the basis of one vote for each Trust Unit held.

As at March 9, 2005, the Corporation had 121,275,157 issued and outstanding Royalty Units. The registered holders thereof (other than Royalty Units held by the Trustee in its capacity as Trustee under the Trust Indenture) are entitled to attend and vote at the Royalty Meeting and the Shareholder Meeting on the basis of one vote for each Royalty Unit held. Issued and outstanding Royalty Units held by registered holders other than the Trustee total 18,240.

To the best of the knowledge of the Manager and the directors and executive officers of the Corporation, no persons beneficially own, directly or indirectly, Units carrying more than 10% of the voting rights attached to the issued and outstanding Units.

Interests of Certain Persons In Matters Acted Upon

Other than as set forth elsewhere in this information circular, there are no material interests, direct or indirect, of any director or executive officer of the Corporation or the Manager or anyone who has held office as such since the beginning of Pengrowth Trust’s last financial year, or of any associate or affiliate of any of the foregoing in any matter to be acted on at the Meeting.

EXECUTIVE COMPENSATION

Report on Executive Compensation

The compensation policies of the Corporation and the Manager are designed to recognize and reward Pengrowth’s performance and individual performance as well as to provide a competitive level of compensation. They enable Pengrowth Corporation to attract and retain employees in a highly competitive marketplace. Long term incentives are an important component of Pengrowth’s total compensation program and have been implemented to encourage ownership of Trust Units, to maintain a direct link between pay and performance and to motivate directors, officers, employees and special consultants to improve Pengrowth’s long-term financial success.

During 2004, the Corporation had seven executive officers. The salaries and bonuses paid by the Corporation to these seven executive officers during 2004 were $1,720,373 in the aggregate.

The following section describes Pengrowth’s compensation programs, including those provided to the Chief Executive Officer, the Chief Financial Officer (who retired in November, 2004), the Interim Chief Financial Officer and the next three most highly compensated executive officers of the Corporation (the “NEOs”).

Compensation Philosophy

The Corporation’s compensation philosophy is to target salaries (fixed compensation) at the 50th percentile of the competitive marketplace, and to provide incentive opportunities at the 50th percentile of the competitive market when corporate and individual performance is at target or expected levels. When corporate and individual performance significantly exceeds target or expected levels, then the incentive programs, including the bonuses paid by the Manager under the Management Agreement, are designed to bring the total compensation to the 75th percentile of the competitive market for exceptional performance.

Compensation at the Corporation consists of three primary components: base salary, an annual incentive plan and long-term incentive plans. A description of each component follows.

Base Salary

Base salaries are targeted at the 50th percentile of comparably-sized oil and gas income trusts and other energy organizations. Positioning of actual salaries considers the employee’s level within the organization, background, skills and experience, as well as individual performance and the nature of their contributions to Pengrowth’s overall success.

New Incentive Compensation Program

During 2004, Pengrowth retained the services of an independent compensation consultant to assist with the design of new annual and long-term incentive awards. This review was undertaken to ensure that the Corporation’s total compensation package was competitive and reflects key financial, operational and strategic measures of performance. The new plan design reflects a more formal approach, is aligned with practices within the highly competitive energy sector and provides an important alignment for employees with the Manager’s compensation arrangements which in turn is aligned with total Unitholder returns over a three year period. The new annual performance bonus plan was implemented for the 2004 fiscal year, that provided payouts in early 2005. The new long-term incentive program was finalized in early 2005, and will be used for grants in early 2005. A description of each of the two new plans follows.

Annual Performance Bonus

The new annual performance bonus plan replaces the discretionary approach used in previous years. It consists of a series of corporate performance measures and individual performance objectives. The weighting between corporate performance and individual objectives varies by organization level, with more senior positions having more weight on corporate performance reflecting the nature and impact of their contributions. For the NEOs, the weighting on corporate performance ranges from 70% to 80% of the total award.

Pengrowth’s performance is based on three equally weighted measures, including:

•	3-year average total unitholder return. This measure reflects the average total return delivered to Unitholders (change in Trust Unit price plus reinvested distributions) over the prior 3 years, and is consistent with the primary measure used in the Manager’s performance fee.

•	Distributable cash. This measure represents the cash available for distributions to Unitholders, and is a primary measure of financial success for income trusts.

•	Corporate scorecard. This measure allows the Corporation Governance/Compensation Committee and the Board of Directors to make an overall assessment of performance, considering the impact of a wide range of other performance measures including: production levels, reserves, operating costs, general and administrative costs, new business activities, environmental and safety performance, and other corporate initiatives.

Individual performance is based on a series of planned objectives set out at the beginning of the year for each person.

For each of the corporate and individual measures three standards of performance are determined each year, as follows:

•	Threshold level of performance, below which there is no award paid,

•	Target level of performance, which delivers the target level of pay, and

•	Maximum level of performance, which provides for a maximum bonus equal to two times the target award.

Performance under each component is added to arrive at the final incentive award amount. No awards will be paid under either the corporate or individual components of the plan if distributable cash is not above a threshold amount each year.

Leadership team members and other high performance employees are also eligible for an additional award of Trust Units under the “PML President’s Award.” This program provides additional compensation on the recommendation of the President of the Corporation to high performing employees who make significant contributions to Pengrowth Trust’s success. Awards are paid in the form of Class B trust units to encourage ownership and provide alignment with the interest of the Manager and other Unitholders.

Composition of the Compensation Committee

The Compensation Committee is comprised of Messrs. John B. Zaozirny, Thomas A. Cumming and Michael S. Parrett. None of the members of the Compensation Committee are, or have been, officers or employees of Pengrowth. Mr. Parrett joined the Compensation Committee on October 22, 2004 upon the resignation of Michael A. Grandin. Mr. Zaozirny is also the Vice-Chairman of CanAccord Capital Corporation, one of the underwriters in Pengrowth’s equity offerings. See “Interest of Insiders in Material Transactions”.

Long-term Incentive Programs

Long-term incentive grants made in 2004 consisted entirely of grants of rights (“Trust Unit Rights”) under the Trust Unit Rights Incentive Plan (the “Rights Incentive Plan”). Effective for fiscal 2005, the long-term incentive program was redesigned to incorporate both grants of Trust Unit Rights and Phantom Trust Units under a new long-term incentive plan (“LTIP”) that was approved by Trust Unitholders on April 22, 2004. Phantom Trust Units are issued under the LTIP that can be exchanged by recipients for Class B trust units, subject to the vesting and exercise provisions of the plan. The mix between Trust Unit Rights and Phantom Trust Units varies by organization level, with more senior positions receiving more Trust Unit Rights reflecting the impact of those individuals on growing the Trust Unit prices over the long-term. For the NEOs, there is an equal value weight between the Trust Unit Rights and Phantom Trust Units. For lower organization levels, long-term incentives consist entirely of Phantom Trust Units.

Trust Unit Rights Incentive Plan

The purpose of the Rights Incentive Plan is to encourage equity ownership in Pengrowth Trust by directors, officers, special consultants and employees of the Corporation who contribute to the management and profitable growth of Pengrowth. It is believed that the Rights Incentive Plan will advance the interests of the Corporation by providing an additional incentive for superior performance and will enhance the ability to attract and retain persons of the highest caliber.

During the annual compensation review, Trust Unit Rights are granted pursuant to the Rights Incentive Plan to directors, officers, special consultants and employees of the Corporation. The number of Trust Unit Rights granted is dependent upon the position level within the Company as well as on individual performance. Under the Rights Incentive Plan, distributions per trust unit to trust unitholders in a calendar quarter which represent a return of more than 2.5 percent of the net book value of property, plant and equipment at the beginning of such calendar quarter result in a reduction in the exercise price. Trust Unit Rights vest one-third at time of grant, one-third upon the first anniversary of the grant and one-third upon the second anniversary of the grant, and expire five years from the date of grant.

In accordance with the terms of the Rights Incentive Plan, subject to any written agreement by the Manager or by the Corporation providing otherwise, Trust Unit Rights, to the extent not validly exercised, will terminate on the earlier of the following dates:

•	in the event of the death of the participant (in which event all rights granted shall be deemed to immediately vest in the name of the participant) one year following the death of the participant;

•	in the event of the disablement of the participant, which disablement is for a continuous period of 365 days and which prevents the participant from continuing in his capacity as an officer, director, employee, or a special consultant of the Corporation (in which event all rights granted shall be deemed to immediately vest in the name of the participant) 60 days following the expiry of 365 days after an event giving rise to the disablement;

•	a date which is a maximum of two years beyond the permanent retirement of the participant (where retirement shall be defined in reference to a minimum age of 55 with a minimum of five years service as a director, officer, employee or special consultant of the Corporation);

•	a date which is sixty days following termination of a consulting agreement, termination of employment of an employee or termination of status as an officer or director other than for cause (provided that this subclause shall not be triggered if following the event the participant retains a status as any one of a director, officer, employee or special consultant of the Corporation); or

•	immediately upon the termination of a consulting agreement, termination of employment of an employee or termination of status as an officer or director for cause.

Options to acquire Trust Units (“Trust Unit Options”) were previously issuable to directors, officers, special consultants and employees of the Corporation pursuant to a Trust Unit Option Plan (the “Option Plan”) and were issued from time to time at the discretion of the Board of Directors. The Trust Units reserved for issuance pursuant to outstanding Trust Unit Options granted under the Option Plan will continue to be governed by the Option Plan until such options are exercised or expire at which time the Option Plan will be terminated. The Trust Unit Options expire seven years from the date of grant. One third of the options vest on the grant date, one third on the first anniversary of the date of grant, and the remaining third on the second anniversary.

The aggregate number of Class B trust units reserved for issuance under the Rights Incentive Plan, together with Class B trust units reserved for issuance pursuant to outstanding Trust Unit Options granted under the Option Plan, is presently limited to a maximum of 12 million Class B trust units provided that the aggregate authorized number of Trust Units issuable under both plans shall not at any time exceed 10% of the issued and outstanding Trust Units. Twelve million Trust Units currently represents 7.8% of the current number of issued and outstanding Trust Units.

The maximum number of Trust Units available to insiders of Pengrowth pursuant to the Rights Incentive Plan and the Option Plan is 1,040,387 which represents 0.7% of the issued and outstanding Trust Units. The maximum number of Trust Units any one person or company is entitled to pursuant to the Rights Incentive Plan and the Option Plan is 330,455 which represents 0.2% of the issued and outstanding Trust Units.

The exercise price of the Trust Unit Rights granted pursuant to the Rights Incentive Plan is determined as the closing price of the trust units on the Toronto Stock Exchange on the day immediately preceding the date on which the granting of the Trust Unit Rights is approved by the Board Directors.

Long Term Incentive Plan (“LTIP”)

Under the new LTIP, Phantom Trust Units are allocated to employees, officers, directors and certain consultants of the Corporation and the Manager. The number of Phantom Trust Units granted will be based on a grant value as a percentage of an individual’s base salary and an established weighting of Phantom Trust Units and/or rights incentive options that is dependent on an individual’s position. The Phantom Trust Units will fully vest on the third anniversary year from the date of grant. At the end of the three year performance period, the number of Phantom Trust Units awarded (including additional Phantom Trust Units acquired through reinvested distributions) are subject to the following performance scale:

•	25% of the accrued Phantom Trust Units vest if Pengrowth Trust’s three-year relative return is at the 25th percentile or less versus the comparator group.

•	100% of the accrued Phantom Trust Units vest if Pengrowth Trust’s three-year relative return is at the 50th percentile versus the comparator group, and

•	150% of the accrued Phantom Trust Units vest if Pengrowth Trust’s three-year relative return is at the 75th percentile or more versus the comparator group.

Intermediate amounts are paid for performance between the various performance levels. All awards are subject to a minimum absolute three-year average total unitholder return for Pengrowth Trust that is established to each three-year performance cycle. Subject to Trust Unitholder approval of the new Class B trust unit reserve for long-term incentive plans outlined under “Matters to be considered at the Trust Meeting”, all awards will be settled with Class B trust units issued from treasury. If Trust Unitholder approval is not received, then Phantom Trust Unit awards will be settled with Class B trust units purchased on the market, or in cash at the discretion of the Corporate Governance/Compensation Committee.

Upon vesting Phantom Trust Units may be exchanged by holders for Class B trust units to be issued from treasury upon payment of the consideration determined by the Board of Directors at the time of grant of the Phantom Trust Units. Phantom distributions will be paid on the Phantom Trust Units in the form of the issuance of additional Phantom Trust Units based upon a deemed reinvestment formula using a 20-day weighted average market price of Class B trust units provided that any phantom distributions so paid must vest as described above. The Corporation is presently authorized to issue up to 250,000 Phantom Trust Units and a corresponding 250,000 Class B trust units pursuant to the LTIP.

In accordance with the terms of the LTIP, subject to any written agreement by the Manager or by the Corporation providing otherwise, a Phantom Trust Unit shall terminate on the earlier of the following dates:

•	if a participant ceases to be an eligible person for any reason whatsoever including, without limitation, termination of his employment by his employer, there shall be forfeited as of the termination date such Phantom Trust Units as are not vested Phantom Trust Units. No cash shall at any time be paid in lieu of any such Units as shall have been forfeited under the plan.

•	a participant dies or ceases to be an employee by reason of:

•	retirement from active employment upon reaching the permitted retirement age set by the Board of Directors (which is presently defined as age 55 with a minimum of five years of service),

•	total or permanent disability, or

•	for any other reason specified in each case by the Board of Directors,

all Phantom Trust Units held in the name of the participant shall be considered vested Phantom Trust Units and shall be issued as Class B trust units, to such participant, or his designated beneficiary on the third anniversary of the date of grant of the Phantom Trust Units.

The LTIP was approved by Trust Unitholders on April 22, 2004 as an alternative to the executive long-term incentive plan (the “ELTI Plan”). Under the ELTI Plan the Corporation provided bonuses to plan recipients in the form of Trust Units purchased by the Corporation in the market from time to time.

Savings Plan

The purpose of the savings plan is to encourage employees to have ownership in Pengrowth Trust as well as to save for retirement. The Corporation will match employee contributions to the plan to a total of ten percent of the employee’s base pay. The savings plan itself consists of two plans: the Employee Trust Unit Purchase Plan and the Group Registered Retirement Savings Plan (“Group RRSP”).

Employee Trust Unit Purchase Plan. The employee trust unit purchase plan provides employees with the opportunity to share in Pengrowth Trust’s success and growth through ownership of Class B trust units. Employees may contribute annually between one and ten percent of their base annual salary/wage to the trust unit purchase plan after completing their three-month probation period. For each $1.00 in personal contributions made to the plan, employees’ contributions to the plan are matched by the Corporation less any matching contribution made by the Corporation to the employees’ Group RRSP.

Group Registered Retirement Savings Plan. The Corporation has established a self-directed Group RRSP to provide eligible participants an opportunity to save for retirement. Employees are eligible to contribute to the Group RRSP after they have completed one year of service with the Corporation. Employees may contribute between one and thirteen percent of their base annual salary to the Group RRSP. The Corporation will match employee’s contributions to a maximum of 5% of their base annual salary/wage.

The amount contributed by the Corporation to the Group RRSP (up to a maximum of five percent) will reduce the amount available for matching by Pengrowth under the trust unit purchase plan.

Trust Unit Margin Purchase Plan

In February, 2000, the Corporation instituted a trust unit margin purchase plan (the “Margin Purchase Plan”) which was available to directors, officers, employees and special consultants of the Corporation. Participants were permitted to acquire Trust Units of Pengrowth Trust through individual margin accounts with a specified Canadian investment dealer which will provide participants with up to 75% margin, supported by a letter of credit by the Corporation. Participants maintain personal margin accounts with the investment dealer and are responsible for all interest costs and obligations in respect to their margin loans. If there is a requirement to draw on the letter of credit to support the margin requirements of the specified Canadian investment dealer, each of the participants in the Margin Purchase Plan will nonetheless remain responsible to reimburse the Corporation and the specified Canadian investment dealer for all principal and interest associated with their margin loans. The Margin Purchase Plan is terminable upon two years notice by the Corporation or by the specified investment dealer. The amount of the letter of credit (currently $5 million) may vary on the basis of interest rates, Trust Unit distributions and the trading price of the Trust Units. Costs of administration of the Margin Purchase Plan are shared equally between the participants and the Corporation, and participants share costs amongst themselves on a pro rata basis.

The United States Congress passed the Sarbanes-Oxley Act of 2002 (“SOX”) in response to corporate failures in the United States and other concerns with respect to corporate governance. Among other things, SOX contains broad restrictions upon financial assistance to directors and officers. As a result, the Corporation suspended future availability of the Margin Purchase Plan to directors and officers pending further developments.

The following summarizes the Trust Units in the Trust Unit Margin Purchase Plan as at March 9, 2005.

Number of Trust Units Held Under the
Directors and Officers	Trust Unit Margin Purchase Plan
James S. Kinnear	457,656
Charles V. Selby	110,820
Stanley H. Wong	20,000
John B. Zaozirny(1)	29,222
Lianne K. Bigham	71,500
Lynn Kis(2)	3,800
Employees and Special Consultants	200,057
TOTAL	893,055

Notes:

(1)	Mr. Zaozirny contributed 5,034 fully paid Trust Units to the Trust Unit Margin Plan in January, 2005.

(2)	Mrs. Kis contributed 100 fully paid Trust Units to the Trust Unit Margin Purchase Plan in 2004.

Summary of Compensation and Securities under Option

The following table provides a summary of compensation earned during each of the last three fiscal years ended December 31, 2004 by the Corporation’s Chief Executive Officer, the Chief Financial Officer (who retired in November, 2004), the Interim Chief Financial Officer and for the next three most highly compensated executive officers of the Corporation.

							Long-Term
							Compensation
							Awards
							Securities	Shares or
							Under	Units
		Annual Compensation					Options/	Subject to	Payouts
						Other Annual	Rights	Resale	LTIP	All Other
		Salary		Bonus(2)		Compensation(3)	Granted	Restrictions	Payouts	Compensation
Name and Principal Position	Year	$		$		$	(#)	($)	($)	($)(1)
James S. Kinnear	2004	nil	(4)	nil	(4)	nil	nil	nil	nil	nil	(4)
President, Chairman	2003	nil	(4)	nil	(4)	nil	nil	nil	nil	nil	(4)
and Chief Executive Officer	2002	nil	(4)	nil	(4)	nil	285,723	nil	nil	nil	(4)

Henry D. McKinnon	2004	204,664		167,533		nil	56,370	nil	nil	20,466
Vice President – Operations	2003	198,703		108,736		nil	nil	nil	nil	80,566
	2002	190,438		78,866		nil	121,000	nil	nil	19,044

Lynn Kis	2004	162,545		65,677		nil	13,920	nil	nil	16,254
Vice President – Engineering	2003	159,358		63,014		nil	nil	nil	nil	53,028
	2002	155,506		60,105		nil	101,800	nil	nil	15,550

Christopher G. Webster	2004	160,625		80,043		nil	38,280	nil	nil	16,063
Vice President, Treasurer	2003	145,092		70,208		nil	nil	nil	nil	47,386
(Interim Chief Financial Officer)	2002	127,985		54,024		nil	85,400	nil	nil	12,799

Lianne K. Bigham	2004	137,905		73,119		nil	24,360	nil	nil	13,790
Controller	2003	133,889		69,726		nil	nil	nil	nil	40,366
	2002	129,281		50,213		nil	85,400	nil	nil	12,928

Robert B. Hodgins(5)	2004	238,646		243,570		nil	69,600	nil	nil	22,854
Chief Financial Officer	2003	254,167		145,814		nil	nil	nil	nil	48,178
	2002	101,282		37,076		nil	171,000	nil	nil	nil

Notes:

(1)	“All Other Compensation” includes amounts paid under the ELTI Plan in 2003 and amounts from the Trust Unit Savings Plan.

(2)	Includes “top up” bonuses paid by the Manager.

(3)	Perquisites and other personal benefits do not exceed the lesser of $50,000 or 10% of the total of the annual salary and bonuses for any NEO and therefore are not reported.

(4)	Management fees are paid by the Corporation to the Manager. James S. Kinnear, the Chairman, President and Chief Executive Officer of the Corporation, is also the President and Chief Executive Officer of the Manager and owns, directly or indirectly, all of the issued and outstanding voting securities of the Manager.

(5)	Mr. Hodgins retired, effective November 29, 2004.

Long Term Incentive Plans awarded during the Year Ended December 31, 2004

No Phantom Trust Units were allocated pursuant to the LTIP during the year ended December 31, 2004.

Options/Rights Granted During the Year Ended December 31, 2004

	Trust Units	% of Total
	Under	Options/Rights
	Options/Rights	Granted in Fiscal		Closing Market Price
	Granted	Year	Exercise Price	on Date of Grant	Expiry Date
James S. Kinnear	nil	nil%	$nil	$nil	nil

Henry D. McKinnon	56,370	4.0%	$16.80	$16.80	February 9, 2009

Lynn Kis	13,920	1.0%	$16.80	$16.80	February 9, 2009

Christopher G. Webster	38,280	2.7%	$16.80	$16.80	February 9, 2009

Lianne K. Bigham	24,360	1.7%	$16.80	$16.80	February 9, 2009

Robert B. Hodgins	69,600	4.9%	$16.80	$16.80	January 28, 2005

Aggregate Option/Right Exercises During the Year Ended December 31, 2004 and Year-End Option and Right Values

The following table summarizes, for the NEOs, the number of Trust Units acquired pursuant to the exercise of Trust Unit Options during the year ended December 31, 2004, if any, the aggregate value realized upon exercise, if any, and the number of Trust Units covered by unexercised Trust Unit Options and Trust Unit Rights under the Option Plan and Rights Plan as at December 31, 2004. Value realized upon exercise is the difference between the market value of the Trust Units acquired on the exercise date and the aggregate exercise price of the Trust Unit Options. The value of the unexercised and in the money options and rights is the difference between the exercise price of the Trust Unit Options or Trust Unit Rights and the closing stock market price of the Class B trust units on the Toronto Stock Exchange on December 31, 2004, which was $18.50 per Class B trust unit.

					Value of Unexercised in the
	Securities		Unexercised Options/Rights		Money Options/Rights at
	Acquired		at December 31, 2004		December 31, 2004
	on	Aggregate	(#)		($)(1)
	Exercise	Value Realized		Not		Not
Name	(#)	($)	Vested	Vested	Vested	Vested
James S. Kinnear	360,000	628,200	488,123	nil	1,569,364	nil
Henry D. McKinnon	22,000	159,293	18,790	37,580	31,943	63,886
Lynn Kis	5,000	31,100	48,273	9,280	109,494	15,776
Lianne K. Bigham	Nil	Nil	54,750	16,240	196,276	27,608
Christopher G. Webster	6,100	31,257	48,211	25,520	110,321	43,384
Robert B. Hodgins(2)	80,200	464,581	nil	23,200	nil	39,440

Notes:

(1)	For rights granted in 2002 under the new Trust Unit Rights Plan, the value of the unexercised rights in the money at December 31, 2004 was calculated using the original price at the grant date.

(2)	The unvested Trust Unit Rights for Mr. Hodgins will expire before vesting date.

The President of the Corporation is the sole shareholder of the Manager which is the advisor to the Corporation under the Amended and Restated Management Agreement dated as of June 17, 2003 (the “Management Agreement”) and as such provides management services to the Corporation (see “Management Agreement”). The Manager received $12.9 million for management services provided to the Corporation during 2004. The base fee paid to the Manager totaled $6.8 million and is calculated as a fixed percentage of “net operating income”. The management fees also included a performance fee of $6.1 million, which combined with the base fee for the period is equivalent to the cap of 80% of total fees that would have been earned by the Manager by 2004 under the previous management agreement. In March 2005, the Manager paid bonuses to employees of the Corporation for 2004 of $1,287,395 in the aggregate. The Manager annually incurs additional expenses related to the business development of the Corporation. The law firm controlled by the Corporate Secretary earned an aggregate of $841,457 for legal and consulting services provided to the Corporation in 2004. In addition, the Corporate Secretary was granted 34,800 Trust Unit Rights in 2004 with an exercise price of $16.80 per right. Officers of the Corporation also participated in the incentive programs available to directors, officers, employees and special consultants discussed elsewhere in this Circular.

Performance Graph

The following graph and table compares the yearly percentage change in the cumulative Unitholder return over the last five years (assuming a $100 investment was made on December 31, 1999 on the Trust Units of Pengrowth Trust with the cumulative total return of the S&P/TSX Composite Index, assuming reinvestment of distributions.

	1999	2000	2001	2002	2003	2004
Pengrowth Energy Trust (B Units)	$100	$150	$134	$158	$267	$267
Pengrowth Energy Trust (A Units)	$100	$150	$134	$158	$267	$357
S&P/TSX Composite Index	$100	$107	$94	$82	$104	$119
TSX Oil & Gas Producers Index	$100	$147	$152	$176	$213	$298

Compensation of Directors

The members of the Board of Directors, other than Mr. Kinnear, receive an annual retainer of $25,000 and $1,500 for each board or board committee meeting attended plus expenses of attending such meetings. Mr. Kinnear receives no remuneration as a director. The lead director John B. Zaozirny received additional remuneration of $20,000 annually. The Chairman of each committee of the Board of Directors receives an additional annual retainer of $8,000 and individual committee members receive an additional annual retainer of $4,000 for each committee participation. The remuneration paid to directors during 2004 was $379,460 in aggregate. In addition to the foregoing, Trust Unit Options or Trust Unit Rights are granted to members of the Board of Directors, from time to time. See “Options Granted During the Year Ended December 31, 2004”.

Securities Authorized For Issuance Under Equity Compensation Plans

The following table sets forth information with respect to compensation plans under which equity securities are authorized for issuance as at December 31, 2004, aggregated for all compensation plans previously approved by securityholders and all compensation plans not previously approved by securityholders.

Number of securities remaining
	Number of Securities to be		available for future issuance
	issued upon exercise of	Weighted average exercise	under equity compensation plans
	outstanding options, warrants	price of outstanding	(excluding securities
	and rights	options, warrants and rights	reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders	2,856,825	$15.04	1,241,576
Equity compensation plans not approved by securityholders	none	not applicable	not applicable
Total	2,856,825	$15.04	1,241,576

Directors’ and Officers’ Liability Insurance

The Corporation provides directors’ and officers’ liability insurance to its directors and officers, to pay on behalf of each insured person all loss, subject to the limits of the policy, for which they become legally obligated, and for which the insured person is not indemnified by the Corporation. The insurance shall also pay, on behalf of the Corporation, all loss, subject to the limits of the policy, for which the Corporation grants indemnification to the directors and officers as permitted or required by law. The cost of the insurance is borne entirely by the Corporation.

Indebtedness of Directors and Senior Officers

Since January 1, 2004, none of the directors or officers of the Corporation has been indebted to the Corporation or Pengrowth Trust. However, the Corporation has delivered a letter of credit to a specified Canadian investment dealer to support margin loans to certain directors, officers, employees and special consultants under the terms of the Trust Unit Margin Purchase Plan. See “Executive Compensation – Long Term Incentive Plans” as to the impact of SOX. To the extent that the market value of the Trust Units plus accumulated distributions less interest charges held within the Plan is less than the amount of the margin loan to any participant at maturity, the specified Canadian investment dealer shall be entitled to realize on the letter of credit and the participant shall be required to repay the Corporation his or her pro rata share of such amount.

Interests of Insiders in Material Transactions

There were no material interests, direct or indirect, of directors and officers of the Corporation, any shareholder or Unitholder who beneficially owns more than 10% of the Common Shares or Units of the Corporation or Pengrowth Trust, or any known associate or affiliate of these persons in any transaction since January 1, 2004 and in any proposed transaction which has materially affected or would materially affect the Corporation or Pengrowth Trust other than the interests of the Manager under the terms of the Management Agreement.

Mr. James S. Kinnear, President and a director of Pengrowth Management and Chairman, President, Chief Executive Officer and a director of Pengrowth Corporation, is a shareholder (holding shares that represent less than 1% of the outstanding shares) of Rockwater Capital Corporation, of which First Associates Investments Inc. is a subsidiary. First Associates Investments Inc. participated as a member of the syndicate of underwriters in connection with the December 30, 2004 equity offering by Pengrowth Trust of 15,985,000 Class B Trust Units and received a portion of the underwriters’ fee.

Mr. John B. Zaozirny, the lead director of Pengrowth Corporation, is the Vice-Chairman of Canaccord Capital Corporation. Canaccord Capital Corporation participated as a member of the syndicate of underwriters in connection with the March 23, 2004 and December 30, 2004 equity offerings by Pengrowth Trust of 10,900,000 and 15,985,000 trust units, respectively, and received a portion of the underwriters’ fee from both offerings.

Management Agreement

At the annual and special meeting of Trust Unitholders and the special meeting of Royalty Unitholders, both of which were held on June 17, 2003, the Trust Unitholders and the Royalty Unitholders approved the Management Agreement which governs both Pengrowth Trust and the Corporation.

Key elements of the Management Agreement are:

•	two distinct 3-year terms with a declining fee structure in the second 3-year term;

•	a base fee determined on a sliding scale:

•	in the first three-year contract term:

•	2% of the first $200 million of Income; and

•	1% of the balance of Income over $200 million; and

•	in the second three-year contract term:

•	1.5% of the first $200 million of Income; and

•	0.5% of the balance of Income over $200 million.

(For these purposes, “Income” means the aggregate of net production revenue of the Corporation and any other income earned from permitted investments of Pengrowth Trust (excluding interest on cash or near-cash deposits or similar investments)).

•	a performance based fee based on total returns received by Trust Unitholders which essentially compensates the Manager for total annual returns which average in excess of 8% over a 3-year period;

•	a ceiling on total fees payable determined in reference to a percentage of the fees paid under the previous management agreement: 80% each year in the first three-year contract term and 60% each year in the second three-year contract term and subject to a further ceiling essentially equivalent to $12 million annually during the second three-year contract term;

•	requirement for the Manager to pay certain expenses of the Corporation and Pengrowth Trust of approximately $2 million per year;

•	an annual minimum management fee of $3.6 million comprised of $1.6 million of management fees and $2.0 million of expenses;

•	key man provisions in respect of James S. Kinnear, the President of the Manager;

•	a bonus structure based on 10% of the Manager’s base fee for employees and special consultants of the Corporation; and

•	an optional buyout of the management agreement at the election of the board of directors of the Corporation upon the expiry of the first three-year contract term with a termination payment of essentially ⅔ of the management fee paid during the first three-year contract term plus expenses of termination.

The responsibilities of the Manager under the Management Agreement include:

•	reviewing and negotiating acquisitions for the Corporation and Pengrowth Trust;

•	providing written reports to the board of directors of the Corporation to keep the Corporation fully informed about the acquisition, exploration, development, operation and disposition of properties, the marketing of petroleum substances, risk management practices and forecasts as to market conditions;

•	supporting the Corporation in connection with its acting as operator of certain of its properties;

•	arranging for, and negotiating on behalf of, and in the name of, the Corporation all contracts with third parties for the proper management and operation of the properties of the Corporation;

•	supervising, training and providing leadership to the employees and consultants of the Corporation and assisting in recruitment of key employees of the Corporation;

•	arranging for professional services for the Corporation and Pengrowth Trust;

•	arranging for borrowings by the Corporation and equity issuances by Pengrowth Trust; and

•	conducting general unitholder services, including investor relations, maintaining regulatory compliance, providing information to Trust Unitholders in respect of material changes in the business of the Corporation or Pengrowth Trust and all other reports required by law, and calling, holding and distributing material in respect of meetings of Trust Unitholders and Royalty Unitholders.

Despite the broad authority of the Manager, approval of the board of directors of the Corporation is required on decisions relating to any offerings, including the issuance of additional Trust Units, acquisitions in excess of $5 million, annual operating and capital expenditure budgets, the establishment of credit facilities, the determination of cash distributions paid to Trust Unitholders, the amendment of any of the constating documents of the Corporation or Pengrowth Trust and the amount of the assumed expenses of the Manager which are a portion of the compensation of the Manager.

PART II – CORPORATE GOVERNANCE

Mandates of the Trustee, the Manager and the Board of Directors

The Corporation holds petroleum and natural gas rights and other assets. Under the Royalty Indenture, a royalty was created representing 99% of the “Royalty Income”, which is payable to Royalty Unitholders.

Pengrowth Trust was created for the purpose of issuing Trust Units to the public, facilitating an indirect investment in Royalty Units and other permitted investments under the Trust Indenture. Pengrowth Trust holds Royalty Units, interests in certain petroleum and natural gas facilities, cash and other assets. The Class B trust units and the Class A trust units of Pengrowth Trust are listed on the Toronto Stock Exchange (the “TSX”) and the Class A trust units of Pengrowth Trust are also listed on the New York Stock Exchange (the “NYSE”). Pengrowth Trust is therefore subject to the corporate governance listing requirements of both exchanges.

Under the terms of the Trust Indenture, the Trustee is empowered to exercise those rights and privileges that could be exercised by a beneficial owner of the assets of Pengrowth Trust in respect of the administration and management of Pengrowth Trust. The Trustee is permitted to delegate certain of the powers and duties of the Trustee to any one or more agents, representatives, officers, employees, independent contractors or other persons. However, specific powers are delegated to the Corporation as “Administrator” under the Trust Indenture and the Trustee has granted broad discretion to the Manager to administer and regulate the day to day operations of Pengrowth Trust. The powers of the Trustee are also limited through the voting rights of Trust Unitholders.

Under the Management Agreement, the Manager is empowered to act as agent for Pengrowth Trust in respect of various matters, to execute documents on behalf of the Trustee and to make executive decisions which conform to general policies and general principles previously established by the Trustee. The Manager is empowered to undertake, on behalf of the Corporation and Pengrowth Trust, subject to the Royalty Indenture, all matters pertaining to the properties of the Corporation. See “Management Agreement”.

Under the Royalty Indenture, the Corporation makes all operating decisions with respect to the properties of the Corporation. Under the Trust Indenture, general powers have been delegated to the Corporation as the “Administrator” of Pengrowth Trust to perform those functions of the Trustee which are largely discretionary, subject to the powers and duties of the Manager. Additionally, specific powers have been delegated to the Corporation in relation to the offering of securities, the acquisition of facilities and other assets, the incurring of indebtedness, the granting of security and the determination of distributable income.

In accordance with the terms of the Unanimous Shareholder Agreement, all Royalty Unitholders other than the Trustee, and all Trust Unitholders are entitled to attend at, and vote upon, all resolutions brought before meetings of the Shareholders of the Corporation on the basis of one vote for each Unit held. Currently, the Unanimous Shareholder Agreement also provides that the Board of Directors shall consist of two nominees of the Manager and up to six directors who are elected by the Trust Unitholders of Pengrowth Trust. The Board of Directors meets a minimum of four times each year, once in each fiscal quarter. In addition, the Board of Directors meets at other times when matters requiring its approval are raised and the timing is such that it is not prudent or possible to await a regularly scheduled quarterly meeting. During 2004, 15 regularly constituted Board of Directors meetings were held.

Board Independence

The NYSE Listed Company Manual states that a majority of directors must be independent. An independent director is defined as one who has been determined by the Board of Directors to have no material relationship with Pengrowth, other than relationships arising from shareholdings. In addition, a director is not independent if: (i) the director or an immediate family member is, or has been within the last three years, an employee or executive officer of Pengrowth; (ii) the director or an immediate family member has received during any twelve month period within the last three years, more than $100,000 in direct compensation from Pengrowth; (iii) the director or an immediate family member, a partner or employee of a firm that is Pengrowth’s internal or external auditor or the director or an immediate family member has, within the last three years, been a partner or employee of such firm and worked on Pengrowth’s audit; (iv) the director or an immediate family member is, or has been within the last three years, employed as an executive officer of another company where any of Pengrowth’s present officers at the same time serves or served on that company’s compensation committee; and (v) the director or an immediate family member is a current employee of a company that has made payments to, or received payments from, Pengrowth for a property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1,000,000, or 2% of such other company’s consolidated gross revenues. The TSX Company Manual recommends that the board of directors of every issuer be constituted with a majority of individuals who qualify as “unrelated directors”. An unrelated director is a director who is independent of the Manager and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interest of Pengrowth Trust.

Six of eight directors recommended for election to the Board of Directors are independent directors under the NYSE requirements and are also considered unrelated. Mr. James S. Kinnear, who is Chairman, President and Chief Executive Officer of the Corporation as well as President and Chief Executive Officer of the Manager, is not independent of either entity and is a related director. Mr. Stanley H. Wong may be considered not to be independent and is a related director as he is the Manager’s additional appointee to the Board of Directors pursuant to the terms of the Unanimous Shareholder Agreement. However, Mr. Wong is neither engaged by the Manager nor by the Corporation and receives remuneration solely in his capacity as a director of the Corporation. The remainder of the directors are independent and unrelated in that they have not worked for the Corporation (or the Manager) nor do they have material contracts with the Corporation (or the Manager) or receive remuneration from the Corporation (or the Manager), other than Trust Unit Rights, in excess of director’s fees payable by the Corporation.

Board Approvals and Structure

The Manager makes recommendations to the Board of Directors as to the strategic direction of the Corporation and Pengrowth Trust. The Board of Directors considers these recommendations and assumes overall responsibility for the strategic direction of the Corporation and Pengrowth Trust through the annual consideration of a strategic plan and budget. Criteria are approved by the Board of Directors for the acquisition and disposition of oil and natural gas properties and other permitted investments.

The Manager has general power under the Management Agreement to conduct acquisitions and dispositions and the operation of properties. Because of the structure created by the Trust Indenture, the Royalty Indenture and the Unanimous Shareholder Agreement, neither the Manager nor the Board of Directors has plenary authority over the businesses and affairs of Pengrowth Trust and the Corporation. The Trustee responds to directions from the Manager and from the Board of Directors (with respect to the Corporation as administrator of Pengrowth Trust) within the scope of the authority of the Trustee and the Trustee’s power to delegate.

The Board of Directors responds to recommendations brought forward by the Manager to the Board of Directors on material matters impacting the Corporation and Pengrowth Trust. Practically, the Manager defers to the Board of Directors in respect of all matters which may have a material impact upon the business and undertaking of the Corporation, Pengrowth Trust, the Royalty Unitholders or the Trust Unitholders. Reliance is placed upon independent engineering, legal and accounting consultants where appropriate.

The Board of Directors represents a cross-section of experience in matters of oil and gas, finance and directors’ responsibilities. Three of the eight nominated members of the Board of Directors have been directors since the formation of the Corporation and Pengrowth Trust. Thomas A. Cumming has been a director since April 2000. Michael S. Parrett and William R. Stedman have been directors since April 22, 2004. Messrs. A. Terence Poole and Kirby L. Hedrick are nominated to the board for the first time.

Board Committees

The Audit Committee of the Board of Directors is currently comprised of three of the independent, unrelated directors. The Board of Directors has a Corporate Governance/Compensation Committee which is also comprised of three independent, unrelated directors. The Board of Directors has also formed a Reserves Committee comprised of two directors, one of whom is an independent, unrelated director, to review the assumptions and practices and results in respect to the preparation of independent reserve reports for the oil and gas assets of the Corporation and the reporting thereof. There are no other committees of the Board of Directors.

In respect of matters such as discussions concerning the Management Agreement or related party transactions, representatives of the Manager disclose their conflict of interest and absent themselves from discussions and voting.

Statement of Corporate Governance Practices

The Board of Directors and the Manager support the Guidelines for Corporate Governance (the “TSX Guidelines”) adopted by the TSX. On November 4, 2003, the NYSE adopted a number of changes to the standards for issuers listed on the NYSE, such as Pengrowth Trust. The changes to the NYSE listing standards are not mandatory for Pengrowth Trust, but any differences in Pengrowth Trust’s corporate governance practices and the NYSE rules must be disclosed by Pengrowth Trust in its annual 40F filing with the Securities and Exchange Commission in the United States. Certain provisions of SOX and certain rules adopted and proposed by the United States Securities and Exchanges Commission (“SEC”) pursuant to the requirements of SOX, which are applicable to Pengrowth Trust, also influence Pengrowth Trust’s approach to corporate governance. The Corporate Governance/Compensation Committee of the Board of Directors continues to monitor proposed amendments to Canadian and United States corporate governance practices and will take appropriate action in response to any new standards which are established.

Pengrowth is also considering the application of recent legislative changes and the recommendations of influential organizations and commentators on effective Corporate Governance. Multilateral Instrument 58-201 on effective Corporate Governance was published for comment by the Canadian Securities Administrators (the “CSA”) on October 24, 2004 and will likely be implemented during 2005.

The Board of Directors, the Manager and senior management consider good corporate governance to be central to the effective and efficient operation of Pengrowth Trust and the Corporation. The Board of Directors has general corporate authority over the business and affairs of the Corporation and derives its authority in respect to Pengrowth Trust by virtue of the delegation of powers by the Trustee to the Corporation as “Administrator” in accordance with the Trust Indenture. In accordance with the Royalty Indenture, Trust Indenture and Unanimous Shareholder Agreement the Trust Unitholders and Royalty Unitholders empowered the Trustee and the Corporation to delegate authority to the Manager. The Manager derives its authority from the Management Agreement with both the Corporation and Pengrowth Trust. In practice, the Manager defers to the Board of Directors on all matters material to the Corporation and Pengrowth Trust.

The following is a statement of the Corporation’s existing corporate governance practices with specific reference to the TSX Guidelines.

1.	The board of directors of every corporation should explicitly assume responsibility for the stewardship of the corporation and, as part of the overall stewardship responsibility, should assume responsibility for the following matters:

The Board of Directors is responsible for the overall stewardship of the Corporation and Pengrowth Trust and in setting corporate strategy and direction. The Board of Directors has overall responsibility for the management and supervision of the affairs of the Corporation and Pengrowth Trust. The Board of Directors has established administrative procedures which prescribe the rules governing the approval of transactions carried out in the course of the Corporation’s operations, the delegation of authority and the execution of documents on behalf of the Corporation. The Board of Directors reviews and approves various matters, including the appointment of corporate officers, as well as the annual capital and operating budgets and authorization of unbudgeted investments and divestitures above a specified dollar threshold. The Board of Directors’ expectations of management of the Corporation are communicated directly to management and through committees of the Board of Directors. More specifically, the Board of Directors assumes the following principal responsibilities:

(a)	adoption of a strategic planning process;

The Board of Directors considers management development and succession programs, strategic business developments such as significant acquisitions, and financing proposals including the issuance of Trust Units and other securities, as well as those matters requiring the approval of the Board of Directors. The Board of Directors conducts an annual strategic planning process.

As part of the strategic planning process conducted in 2004, senior officers of the Corporation and the general management of the Corporation held several meetings and put forward their views. This input from senior members of management was used as part of the background information reviewed by the Board of Directors to assist them in developing the Corporation’s strategic plan.

(b)	the identification of the principal risks of the corporation’s business and ensuring the implementation of appropriate systems to manage these risks;

The Board of Directors ensures that a system is in place to identify the principal risks to the Corporation and to monitor the process to manage such risks. The Audit Committee reviews and approves Management’s identification of principal financial risks and monitors the process to manage such risks.

(c)	succession planning, including appointing, training and monitoring senior management;

The Corporate Governance/Compensation Committee, in conjunction with the Manager, is responsible for appointing officers and other key employees on behalf of the Corporation, planning for the succession of the directors, officers and key employees; and reviewing the performance of senior management.

The Corporate Governance/Compensation Committee reviews the performance of senior members of management and also the total compensation paid to those individuals, including salary, bonus and options. The Committee also reviews the process and background information used to determine overall compensation in reference to industry data, performance and future objectives.

(d)	a communications policy for the corporation; and

The Board of Directors has approved a Corporate Disclosure Policy to ensure timely, accurate, credible and balanced disclosure of material information in respect of Pengrowth Trust and the Corporation. The policy in place outlines the procedures and practical guidelines for the consistent, transparent, regular and timely public disclosure and dissemination of material and non-material information about the Corporation and Pengrowth Trust. Under the policy, a Disclosure Policy Committee has been established by the Board of Directors and includes the Chief Executive Officer, Interim Chief Financial Officer, Lead Director, Corporate Secretary and Manager of Investor Relations. It is this committee’s responsibility to monitor the effectiveness of and compliance with the Corporate Disclosure Policy and educate directors, officers and employees as to disclosure issues.

The Corporate Disclosure Policy has been provided to all staff to ensure employees are aware of the procedures in place regarding information being disclosed to the public.

(e)	the integrity of the corporation’s internal control and management information systems.

The Audit Committee: (a) monitors the integrity of the Corporation’s financial reporting process and systems of internal controls regarding finance, accounting, and legal compliance; (b) monitors the independence and performance of the Corporation’s independent auditors; and (c) provides an avenue of communication among the independent auditors, management and the Board of Directors.

The Audit Committee has approved a process that will be used to review management’s internal controls and procedures.

In order to comply with Section 404 of the SOX, which involves the Corporation’s internal control over financial reporting, management is reviewing and testing the company’s internal controls over financial reporting. The Board of Directors is provided with regular updates from management on this process. This process needs to be complete and in place for year end 2006 reporting.

2.	The board of directors of every corporation should be constituted with a majority of individuals who qualify as unrelated directors. An unrelated director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholding. A related director is a director who is not an unrelated director. If the corporation has a significant shareholder, in addition to a majority of unrelated directors, the board should include a number of directors who do not have interests in or relationships with either the corporation or the significant shareholder and which fairly reflects the investment in the corporation by Shareholders other than the significant shareholder. A significant shareholder is a shareholder with the ability to exercise a majority of the votes for the election of the board of directors.

The Board of Directors is presently comprised of six members, four of whom are independent and unrelated and two are appointments of the Manager, one of whom is the President, Chairman and Chief Executive Officer of the Corporation.

The Manager is entitled to appoint two members to the Board of Directors in accordance with the Management Agreement. The balance are to be appointed by the Trust Unitholders.

The two new nominees to the Board of Directors would also be considered independent and unrelated.

3.	The application of the definition of “unrelated director” to the circumstances of each individual director should be the responsibility of the board which will be required to disclose on an annual basis whether the board has a majority of unrelated directors, in the case of a corporation with a significant shareholder, whether the board is constituted with the appropriate number of directors which are not related to either the corporation or the significant shareholder. Management directors are related directors. The board will also be required to disclose on an annual basis the analysis of the application of the principles supporting this conclusion.

The Board of Directors is presently composed of a majority of unrelated directors and will be comprised of a majority of unrelated directors upon election of the directors proposed at the Shareholder Meeting:

Thomas A. Cumming – unrelated director
James S. Kinnear – related director (Chairman, President and Chief Executive Officer)
Michael S. Parrett – unrelated director
William R. Stedman – unrelated director
Stanley H. Wong – related director (appointed by the Manager*)
John B. Zaozirny – unrelated director (Lead Director)
A. Terence Poole – unrelated director nominee
Kirby L. Hedrick – unrelated director nominee

* Although Mr. Wong is appointed by the Manager, he holds no position with the Manager and has not had a financial connection to the Manager for more than 10 years.

4.	The board of directors of every corporation should appoint a committee of directors composed exclusively of outside, i.e., non-management, directors, a majority of whom are unrelated directors, with the responsibility for proposing to the full board new nominees to the board and for assessing directors on an ongoing basis.

The Corporate Governance/Compensation Committee is presently composed of three directors, all of whom are independent directors. This committee’s responsibilities include proposing to the Board of Directors new nominees to the Board of Directors and assessing each director’s performance on an ongoing basis. In assessing new nominees, the Corporate Governance/Compensation Committee seeks to ensure that there is a sufficient range of skills, expertise and experience to ensure that the Board of Directors can carry out its mandate and functions effectively. The Corporate Governance/Compensation Committee receives and evaluates suggestions for candidates from individual directors, the President and Chief Executive Officer and from professional search organizations. During 2004 the Corporate Governance/Compensation Committee initiated a search process to seek two new directors of the Corporation, one with financial expertise and the second with technical/engineering expertise.

Many candidates were considered and ultimately Korn/Ferry International was retained, resulting in the two nominees proposed for election at the Shareholders’ Meeting.

5.	Every board of directors should implement a process to be carried out by the nominating committee or other appropriate committee for assessing the effectiveness of the board as a whole, the committees of the board and the contribution of individual directors.

The Corporate Governance/Compensation Committee is responsible for assessing the effectiveness of the Board of Directors, its committees and individual directors. The Corporate Governance/Compensation Committee is also responsible for evaluating the performance of the Manager and, if necessary, negotiating the Management Agreement and making recommendations to the Trust Unitholders as to the Manager and the terms of the Management Agreement.

The Corporate Governance/Compensation Committee has developed an Annual Effectiveness Survey which includes evaluating board responsibility, board operations and board effectiveness. The Survey is completed by each Director and submitted anonymously. The collated results are then reviewed by the President and Lead Director.

6.	Every corporation, as an integral element of the process for appointing new directors, should provide an orientation and education program for new recruits to the board.

The Corporate Governance/Compensation Committee is responsible for procedures for the orientation and education of new board members concerning their role and responsibilities and for the continued development of existing members of the Board of Directors. Materials have been prepared for review by new directors in respect of the structure, business and results of Pengrowth Trust.

7.	Every board of directors should examine its size and, with a view to determining the impact of the number upon effectiveness, undertake where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision making.

A board of directors must have enough directors to carry out its duties efficiently while presenting a diversity of views and experiences. The Board of Directors currently has six members. The size of the Board of Directors and criteria for new directors are reviewed by the Corporate Governance/Compensation Committee and suitable candidates are identified.

Over the past year the Corporate Governance/Compensation Committee has reviewed the size of the Board of Directors, the experience of existing members and the increasing time commitments required of Directors. Once this review was complete criteria were set for new directors including a requirement for additional financial expertise and for additional technical expertise to replace the expertise of Mr. Michael A. Grandin who retired from the Board of Directors during 2004. After an extensive search by the Committee and the President and Chief Executive Officer suitable candidates were identified and brought forward to the Board of Directors. The names of two new director nominees are being put forward for approval at the Shareholders Meeting.

8.	The board of directors should review the adequacy and form of the compensation of directors and ensure the compensation realistically reflects the responsibilities and risk involved in being an effective director.

The Corporate Governance/Compensation Committee reviews and makes recommendations to the Board of Directors on the adequacy and form of the compensation of directors and the compensation to be paid to committee members and to the lead director based upon comparable available industry data.

9.	Committees of the board of directors should generally be composed of outside directors, a majority of whom are unrelated directors, although some board committees, such as the executive committee, may include one or more inside directors.

The Board of Directors annually appoints members to its committees. The committees presently established by the Board of Directors are composed as follows:

Audit Committee	Thomas A. Cumming, Chairman	unrelated director
	Michael S. Parrett	unrelated director
	William R. Stedman	unrelated director

Corporate Governance/	John B. Zaozirny, Chairman	unrelated director
Compensation Committee	Michael S. Parrett	unrelated director
	Thomas A. Cumming	unrelated director

Reserves Committee	William R. Stedman, Chairman	unrelated director
	Stanley H. Wong	related director

In addition, the Board of Directors has established a Disclosure Policy Committee that includes: the Chief Executive Officer – James S. Kinnear – related director, the lead director – John B. Zaozirny – unrelated lead director, Interim Chief Financial Officer – Christopher G. Webster, Corporate Secretary – Charles V. Selby, and Manager of Investor Relations – Dean Morrison.

10.	Every board of directors should expressly assume responsibly for, or assign to a committee of directors the general responsibility for, developing the corporation’s approach to governance issues. This committee would, amongst other things, be responsible for the corporation’s response to these governance guidelines.

The Corporate Governance/Compensation Committee is responsible for corporate governance issues and the implementation of the TSX Guidelines. The Corporate Governance/Compensation Committee is responsible for reviewing and providing recommendations for improvement to the Board of Directors with respect to all aspects of corporate governance. The Corporation has in place a Code of Business Conduct and a Code of Ethics for all employees and agents of the Corporation; Terms of Reference for the Corporate Governance/Compensation Committee; a Corporate Governance Policy for the Board of Directors; Terms of Reference for the Chairman of the Board of Directors and the lead director; and a Charter for the Audit Committee.

The Corporate Governance/Compensation Committee reviews new corporate governance information on an ongoing basis to ensure they are following best practices suggested in this area.

11.	The board of directors, together with the Chief Executive Officer, should develop position descriptions for the board and for the Chief Executive Officer, involving the definition of the limits to management’s responsibilities. In addition, the board should approve or develop the corporate objectives which the Chief Executive Officer is responsible for meeting.

The Board of Directors has adopted guidelines for the responsibilities of the Board of Directors and has in place Terms of Reference for the positions of Lead Director and Chairman of the Board of Directors. The responsibilities of the Manager are set out in the Management Agreement. The Corporate Governance/Compensation Committee will set annual performance objectives in discussions with the Manager in conjunction with the Board of Directors’ strategic planning and budgeting processes.

12.	Every board of directors should have in place appropriate structures and procedures to ensure that the board can function independently of management. An appropriate structure would be to (i) appoint a chair of the board who is not a member of management with responsibility to ensure the board discharges its responsibilities or (ii) adopt alternate means such as assigning this responsibility to a committee of the board or to a director, sometimes referred to as the “lead director”. Appropriate procedures may involve the board meeting on a regular basis without management present or may involve expressly assigning the responsibility for administering the board’s relationship to management to a committee of the board.

The Board of Directors derives its authority with respect to Pengrowth Trust from the duties delegated to the Corporation as “Administrator” by the Trustee in accordance with the Trust Indenture. The Trustee also delegates certain powers to the Manager in accordance with the terms of the Management Agreement. In practice, the Manager defers to the Board of Directors on all material matters. The Board of Directors is composed of a majority of independent directors. In matters that require independence of the Board of Directors, only the independent directors participate in the decision making and evaluation.

The Board of Directors have appointed a Lead Director who is not a member of management. The Board of Directors meets independently of management at all board and committee meetings.

13.	The audit committee of every board of directors should be composed only of outside directors. The roles and responsibilities of the audit committee should be specifically defined so as to provide appropriate guidance to audit committee members as to their duties. The audit committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. The audit committee duties should include oversight responsibility for management reporting on internal control. While it is management’s responsibility to design and implement an effective system of internal control, it is the responsibility of the audit committee to ensure that management has done so.

The Audit Committee is composed of three independent, unrelated directors. The mandate of the Audit Committee is set forth in the Audit Committee Charter, which the Board of Directors adopted July 30, 2001. The charter directs the Audit Committee to: (a) monitor the integrity of the company’s financial reporting process and systems of internal controls regarding finance, accounting, and legal compliance; (b) monitor the independence and performance of the company’s independent auditors; and (c) provide an avenue of communication among the independent auditors, management and the Board of Directors.

Certain disclosure regarding the charter and composition of the audit committee of the Board of Directors and the fees paid to Pengrowth’s external auditor as required by Form 52-110F2 will be contained under the heading “Audit Committee” in Pengrowth’s AIF for the year ended December 31, 2004.

The Audit Committee meets independently with the external auditor of the Corporation on a regular basis.

14.	The board of directors should implement a system which enables an individual director to engage an outside adviser at the expense of the corporation in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the board.

The Corporate Governance Policy of the Board of Directors permits directors to engage outside advisors at the Corporation’s expense with the approval of the Board of Directors.

The Board of Directors has approved the following charters and policies in respect to corporate governance:

DATE OF
APPROVAL BY THE
CHARTER/POLICY		BOARD OF DIRECTORS
1.	Mandate and Terms of Reference – Reserves Committee	February 25, 2005
2.	Whistleblower Policy (Audit Committee)	May 17, 2004
3.	Privacy Policy	December 23, 2003
4.	Policy on Trading in Securities by Directors, Officers and Employees	October 30, 2003
5.	Corporate Disclosure Policy	March 3, 2003
6.	Code of Business Ethics	November 19, 2002
7.	Authority Levels	November 19, 2002
8.	Terms of Reference – Corporate Governance/Compensation Committee	July 30, 2002
9.	Corporate Governance Policy	July 30, 2002
10.	Terms of Reference Chairman of the Board of Directors	July 30, 2002
Terms of Reference Lead Director
11.	Audit Committee Charter	July 30, 2001
12.	Internet Policy	July 21, 1999

Other Matters

The Manager knows of no amendment, variation or other matter to come before the Meetings other than the matters referred to in the Notices of Meetings. If any other matter properly comes before the Meetings, however, the enclosed proxies will be voted on such matter in accordance with the best judgment of the person or persons voting the proxies.

PART III – MATTERS TO BE CONSIDERED AT THE SHAREHOLDER MEETING

Appointment of Auditors

The Unitholders will be asked to consider a resolution to appoint the firm of KPMG LLP, Chartered Accountants, of Calgary, Alberta, as auditors of the Corporation, to hold office until the next annual meeting of the Shareholders or until their successor is elected or appointed, at the remuneration to be fixed by the Board of Directors.

Election of Directors

The current directors of the Corporation are James S. Kinnear, John B. Zaozirny, Stanley H. Wong, Thomas A. Cumming, Michael S. Parrett and William R. Stedman. The Corporate Governance/Compensation Committee has recommended, and the Board of Directors as presently constituted has nominated, A. Terence Poole and Kirby L. Hedrick as directors of the Corporation.

Pursuant to the Unanimous Shareholder Agreement, the Corporation shall have a Board of Directors of a minimum of three and a maximum of eight members, two of whom are to be appointed by the Manager. It is the intention of the Manager to appoint James S. Kinnear and Stanley H. Wong as directors. The persons named in the enclosed form of proxy intend to vote for the election of John B. Zaozirny, Thomas A. Cumming, Michael S. Parrett, William R. Stedman, A. Terence Poole and Kirby L. Hedrick as directors of the Corporation. Should any of the nominees be unable to serve as a director for any reason, the persons named in the enclosed form of proxy reserve the right to vote for another nominee at their discretion. Each director elected will hold office until the close of the next annual meeting of Shareholders of the Corporation.

The following table sets forth the names of the nominees together with their principal occupations, municipality of residence, the year in which they became directors and the number of Trust Units over which they exercised control or direction as at March 9, 2005.

		Trust Units of
		Pengrowth Trust
		Controlled or
Name, Principal Occupation and Municipality of Residence	Director Since	Beneficially Owned(1)
James S. Kinnear, Chairman, President and Chief Executive Officer of Pengrowth Corporation and President and Chief Executive Officer of Pengrowth Management Limited Calgary, Alberta	1988	3,697,229 (2)

John B. Zaozirny,(3) Counsel, McCarthy Tétrault, (Barristers & Solicitors) Calgary, Alberta	1988	36,362

Stanley H. Wong,(5)(6) President, Carbine Resources Ltd. (Private Oil and Gas Company) Calgary, Alberta	1988	46,576 (5)

Thomas A. Cumming,(3)(4) Businessman Calgary, Alberta	2000	6,678

Michael S. Parrett(3)(4), Businessman Aurora, Ontario	2004	4,000

William R. Stedman,(4)(5) Chairman and CEO ENTx Capital Corporation Calgary, Alberta	2004	5,000

A. Terence Poole, Executive Vice President, Corporate Strategy and Development Nova Chemicals Corporation Calgary, Alberta	Nominee	nil

Kirby L. Hedrick, Businessman Pinedale, Wyoming, United States	Nominee	nil

Notes:

(1)	Does not include Trust Units issuable upon the exercise of outstanding Trust Unit Options or Trust Unit Rights.

(2)	In addition, Mr. Kinnear exercises control over 13,152 Royalty Units which are held by the Manager.

(3)	Member of the Corporate Governance/Compensation Committee.

(4)	Member of the Audit Committee.

(5)	Member of the Reserves Committee.

(6)	In addition, Mr. Wong exercises control over 3,288 Royalty Units held by Carbine Resources Ltd.

(7)	Messrs. Poole and Hedrick have not previously served as directors of the Corporation. Additional information in respect of these two nominees to the Board of Directors is set forth below.

A. Terence Poole

Terence (Terry) Poole is a Chartered Accountant. He received his Bachelor of Commerce degree from Dalhousie University in 1965. Mr. Poole would be considered to be a financial expert for the purpose of the Sarbanes-Oxley Act of 2002 with extensive senior financial management, accounting, capital and debt market experience. He is presently Executive Vice President, Corporate Strategy and Development of Nova Chemicals Corporation. Prior to assuming his present position in 2000, Mr. Poole held various senior management positions with Nova since 1988, including Vice President and Controller (1988-92), Senior Vice President, Finance (1992-93) Novacor Chemicals Ltd., Senior Vice President, Corporate Development (1993-94), Senior Vice President and Chief Financial Officer of Nova Corporation (1994-98) and Executive Vice President, Finance and Strategy (1998-99). Prior to joining Nova, Mr. Poole held executive positions with Phillips Cables Ltd. from 1976 to 1988 and with John Labatt Ltd. from 1971 to 1976. Mr. Poole commenced his career with the Bank of Nova Scotia and articled and engaged in a public accounting practice with Clarkson Gordon. Mr. Poole also presently serves as a director of Methanex Corporation. He is a member of the Canadian, Quebec and Ontario Institutes of Chartered Accountants and is a member of the Financial Executives Institute.

Kirby L. Hedrick

Kirby Hedrick is an engineer. He received a Bachelor of Science in Mechanical Engineering (summa cum laude) from the University of Evansville, Indiana in 1975. He completed the Stanford Executive Program in 1997 and the Stanford Corporate Governance Program in 2003. Mr. Hedrick has extensive engineering and senior management experience in the United States and internationally. Prior to retiring in 2000 as Executive Vice President Upstream of Phillips Petroleum, Mr. Hedrick had a varied 25-year career with Phillips, including: Petroleum Engineer (1975-84) on various onshore and offshore projects in the United States, the North Sea, Indonesia and the west coast of Africa; Manager of Offshore Operations (1985-87) responsible for all greater Ekofisk offshore operations for Phillips Pct. Co. Norway; Manager Corporate Planning (1987-89); Managing Director (1990-92) Phillips Pot. Co. UK with upstream and downstream responsibilities, including gas marketing; President and CEO of GPM Gas Co. (1993-94) responsible for Phillips’ gas gathering, processing and marketing in Texas, Oklahoma and New Mexico, Senior Vice President, Refining, Marketing and Transportation (1995-97) and Executive Vice President, Upstream responsible for worldwide exploration and production and midstream gas gathering, processing and marketing, including activities in 22 countries. Mr. Hedrick currently serves as a director of Noble Energy Inc. and has been active in various not-for-profit organizations.

Amendments to the Unanimous Shareholder Agreement

The Unitholders will be asked to consider an Extraordinary Resolution approving an amendment to the Amended and Restated Unanimous Shareholders’ Agreement clarifying the entitlement of Royalty Unitholders to vote at all meetings of the shareholders of the Corporation. The text of the Extraordinary Resolution is set forth in Schedule A-1 to this Circular.

Historical proxy documents for shareholder’s meetings of the Corporation have consistently assumed that Royalty Unitholders (other than Pengrowth Trust) and Trust Unitholders have the right to vote at all meetings of shareholders of the Corporation. Counsel to the Corporation has advised that there is some ambiguity in the Unanimous Shareholders’ Agreement as certain rights are ascribed to Unitholders generally (including both holders of Trust Units and holders of Royalty Units) and others are ascribed to Trust Unitholders solely. To clarify this ambiguity and to treat all Unitholders in the same manner, it is recommended that the Unitholders consider and approve an Extraordinary Resolution to replace the existing definitions of “Unitholders”, “Trust Unitholders” and “Royalty Unitholders” in the Unanimous Shareholder Agreement with a single definition of “Unitholders” that will include both the Trust Unitholders and the Royalty Unitholders other than Pengrowth Trust.

As of March 9, 2005 there were 153,524,458 outstanding Trust Units and 18,240 outstanding Royalty Units that were not held by Pengrowth Trust.

PART IV – MATTERS TO BE CONSIDERED AT THE TRUST MEETING

Appointment of Auditors

It is the intention of the persons named in the enclosed form of proxy, if not expressly directed to the contrary in the proxy, to vote in favour of a resolution to appoint the firm of KPMG llp, Chartered Accountants, of Calgary, Alberta, as the auditors of Pengrowth Trust, to hold office until the next annual meeting of Unitholders or until their successor is elected or appointed, at the remuneration to be fixed by the Board of Directors.

Amendments to the Trust Indenture – A/B Structure

Introduction

Maintaining its status as a mutual fund trust under the Income Tax Act (Canada) (the “Tax Act”) is of fundamental importance to Pengrowth Trust. During 2004 Pengrowth Trust reclassified its trust units as Class A trust units and Class B trust units (the “A/B Structure”) to enable Pengrowth Trust to manage its level of ownership by non-residents of Canada in conjunction with the rules governing mutual fund trusts. Early in the year it had become apparent that the level of non-resident ownership of Pengrowth Trust had risen from approximately 8% at the time of listing on the New York Stock Exchange in April, 2002 to a level approaching 50%. The level of non-resident ownership rose further to approximately 56% by July 27, 2004, the implementation date of the A/B Structure. A series of letters from the Department of Finance Canada, advance tax rulings from Canada Revenue Agency and proposed legislative amendments by the Government of Canada clarified Pengrowth Trust’s current status as a mutual fund trust but left uncertainty as to whether the level of non-resident ownership of mutual fund trust’s would continue to be important in the future.

Legislative amendments may be proposed by the Department of Finance following a period of consultation with the private sector. The timing or impact of any legislative amendments cannot be predicted at this time. The Board of Directors recommends that Pengrowth Trust maintain maximum flexibility to respond appropriately to legislative amendments as they occur. In the interim, maintaining the A/B Structure:

•	provides Pengrowth Trust with certainty as to its mutual fund trust status provided that Pengrowth Trust achieves a non-resident ownership level at or beneath 49.75% by June 1, 2005 in accordance with an advance tax ruling pertaining to Pengrowth Trust;

•	allows Pengrowth Trust to gain access to international capital markets through the sale of Class A trust units.

Legislation Framework and History

Generally speaking, the Tax Act provides that a Trust will permanently lose its mutual fund trust status if it is established or maintained primarily for the benefit of non-residents of Canada (which is generally interpreted to mean that the majority of Unitholders must not be non-residents of Canada) (the “Benefit Test”), unless at all times after February 21st, 1990, “all or substantially all” of the Trust’s property consisted of property other than taxable Canadian property (the “TCP Exception”). For reasons that may be unique to Pengrowth Trust, it was not clear that Pengrowth Trust could rely on the TCP Exception and the Board of Directors recommended the A/B Structure to enable Pengrowth Trust to manage the level of non-resident ownership on an ongoing basis.

The Federal Budget tabled by the Minister of Finance on March 23rd, 2004 proposed several changes to Subsection 132(7) of the Tax Act to the effect that the TCP Exception would generally no longer be available to royalty trusts after December 31st, 2004.

On April 22nd, 2004, Pengrowth Trust sought and obtained the approval of its Unitholders for the A/B Structure. The purpose of the A/B Structure was to enable Pengrowth Trust to satisfy the Benefit Test by providing a mechanism to ensure that the majority of trust units, distributions, votes and entitlements to the capital of Pengrowth Trust would be held by residents of Canada. The A/B Structure was implemented by Pengrowth Trust on July 27th, 2004.

On November 26th, 2004, Pengrowth Trust received a customary form of comfort letter from the Department of Finance (Canada) (the “November Finance Letter”) stating that the Department of Finance will recommend to the Minister of Finance that an amendment be made to the TCP Exception that would clarify Pengrowth Trust’s ability to rely upon the TCP Exception and would effectively remove any significant risk regarding the status of Pengrowth Trust as a mutual fund trust. The November Finance Letter is subject to acceptance of the recommendations therein by the Minister of Finance and Parliament, which Pengrowth Trust believes is reasonable to assume will occur.

On December 6th, 2004, the Minister of Finance tabled a Notice of Ways and Means Motion in the House of Commons to implement measures proposed in the March 23rd, 2004 Federal Budget. However, the changes to the mutual fund trust provisions proposed in the March 23rd, 2004 Federal Budget to remove the TCP Exception were not included. The Minister of Finance indicated that further discussions would be pursued with the private sector concerning the appropriate tax treatment of non-residents investing in resource property through mutual funds. Therefore, uncertainty remains as to whether or not the TCP Exception will be available to royalty trusts such as Pengrowth Trust indefinitely.

The Trust Indenture currently defines the “Ownership Threshold” to mean a number of Class A trust units issued and outstanding at any point in time equaling 99% of the number of Class B trust units issued and outstanding at such time (equivalent to 49.75% of all outstanding Trust Units). The Trust Indenture stipulates that the number of outstanding Class A trust units cannot exceed the Ownership Threshold after an enforcement date, which is December 31, 2004, or such later date by which Pengrowth Trust must comply with the Ownership Threshold as may be specified in any advance ruling issued by Canada Revenue Agency in respect of the reclassification of the trust units. An advance tax ruling was provided by the Canada Revenue Agency on July 26, 2004 that stipulated that the Ownership Threshold should be achieved by December 31, 2004. On December 1, 2004, Pengrowth Trust received an amended tax ruling stipulating that the requirement to achieve the Ownership Threshold had been extended to June 1, 2005 (the “December Advance Tax Ruling”).

As of December 31st, 2004, the outstanding Class A trust units of Pengrowth Trust represented approximately 50.2% of the total outstanding trust units as a result of the issuance of Class B trust units under an equity issue by Pengrowth Trust in December, 2004 and as a result of the operation of the distributing reinvestment plan and Pengrowth’s incentive plans (the “Pengrowth Plans”). Under the terms of the recently announced Plan of Arrangement with Crispin Energy Inc., approximately 3.7 million additional Class B trust units will be issued. As a result of that transaction and the operation of the Pengrowth Plans, it is likely that the Ownership Threshold will be achieved prior to June 1, 2005.

Amendment to Ownership Threshold Requirement

As at March 9 2005, there were 76,793,639 issued and outstanding Class A trust units (including 55,542 trust units in the form in existence before the reclassification) representing 50.06% of 153,524,458 total issued and outstanding Trust Units. No additional Class A trust units are being issued by Pengrowth Trust at this time other than as appropriate to correct errors made with respect to the allocation of Class A trust units and Class B trust units as of the effective date of the implementation of the A/B Structure. Accordingly, approximately 946,258 additional Class B trust units must be issued in order to achieve the Ownership Threshold.

It is desirable to achieve the Ownership Threshold by June 1, 2005 in order that Pengrowth Trust can continue to rely upon the December Advance Tax Ruling. The December Advance Tax Ruling states, in effect, that Pengrowth Trust will continue to be a mutual fund trust if it meets the Ownership Threshold prior to June 1, 2005 and was a mutual fund trust prior to that date. The December Advance Tax Ruling also states, in effect, that there are no adverse tax consequences in Canada to the implementation of the A/B Structure. Whether or not the Ownership Threshold is achieved, based upon advice from legal counsel, the Board of Directors is of the view that it is reasonable to rely upon the TCP Exception in accordance with the November Finance Letter after June 1, 2005.

It is likely that the Ownership Threshold will be achieved prior to June 1, 2005 as a result of the Crispin Transaction and the operation of the Pengrowth Plans but no assurance can be given that the Crispin Transaction will close. Under the present wording of the Trust Indenture, if the Ownership Threshold is not achieved by June 1, 2005, the Corporation is required to send a disposition notice to certain holders of Class A trust units requiring those holders to dispose of their Class A trust units to a purchaser who is a resident of Canada or, if such holder is a resident of Canada, to convert such units into Class B trust units. The Trust Indenture would also require the Board of Directors to suspend all of the rights attaching to Class A trust units held by persons who have received a disposition notice, including the right to vote, receive distributions and participate in the assets of Pengrowth Trust upon the liquidation, dissolution or winding up thereof (collectively, the “Enforcement Actions”).

It is proposed that the Trust Unitholders pass an Extraordinary Resolution extending the date by which the Ownership Threshold must be achieved to June 1, 2006 or such later date as determined by the Board of Directors in its sole discretion. The text of the Extraordinary Resolution is set forth in Schedule B-1 to this Circular. If the Extraordinary Resolution is passed and the Ownership Threshold is not achieved by June 1, 2005, Pengrowth Trust will rely on the November Finance Letter in respect to Pengrowth Trust’s status as a mutual fund trust and the Enforcement Actions will not be necessary.

Rights of Class A and Class B Trust Units

The February 23, 2005 Federal Budget contained no new provisions in respect of the residency restrictions on mutual fund trusts. The Minister of Finance has indicated that further discussion will be pursued with the private sector concerning the appropriate tax treatment of non-residents investing in resource property through mutual funds. It is possible that the Federal Government may remove all residency restrictions with respect to mutual fund trusts at some future time without imposing any significant tax penalties related to non-resident ownership. If such event should occur, the Board of Directors may determine, based upon market circumstances as they exist at that time or other factors, that it is in the best interests of all Unitholders to: (a) remove residency restrictions pertaining to the holding of Class B trust units, (b) permit a free conversion of Class B trust units to Class A trust units, (c) permit the consolidation of the Trust Unit capital of Pengrowth Trust, or (d) take such other action as the Board of Directors may consider appropriate.

The Unitholders of Pengrowth Trust will therefore be asked to consider an Extraordinary Resolution authorizing the Board of Directors of Pengrowth Corporation, on behalf of Pengrowth Corporation as administrator of Pengrowth Trust, to make amendments to the Trust Indenture at the discretion of the Board of Directors to change the rights pertaining to Class A trust units and Class B trust units. The text of the Extraordinary Resolution is set forth in Schedule B-2 to this Circular.

Trust Unitholders are advised that the power and authority proposed to be granted to the Board of Directors as described above and pursuant to the Extraordinary Resolution set forth in Schedule B-2 provides broad and extraordinary powers to the Board of Directors. While the Board of Directors intends to exercise such discretion, if at all, in a manner it believes is in the best interests of Pengrowth Trust and the Trust Unitholders, the consequences of any exercise of discretion may differ as between classes of Trust Unitholders and may affect the market price or value of the Class

A trust units and the Class B trust units, and such effect may be significantly different as between the Class A trust units and the Class B trust units. Any exercise by the Board of Directors of this discretion in a manner that amends the provisions attending to the Trust Units, including the consolidation of the Trust Units into a single class, would be subject to all required regulatory approvals. In respect of the consolidation of the Trust Units into a single class, the exercise by the Board of Directors of this discretion would also be subject to the receipt of comfort, in the form of an advance tax ruling or advice from Pengrowth’s legal counsel satisfactory to the Board of Directors, that there would be no adverse tax consequences to holders of Class A trust units or Class B trust units as a result of the consolidation.

Reservation System

To the extent that Class A trust units in the future represent less than the Ownership Threshold of 49.75%, conversions of Class B trust units to Class A trust units will be permissible under the Trust Indenture. Pengrowth intends to implement a new form of reservation system in order to provide all unitholders with an equal and orderly opportunity to convert Class B trust units into Class A trust units. All registered and beneficial unitholders will have the opportunity to participate in the reservation system by providing an appropriate form to Computershare Trust Company of Canada. Computershare will, at a specified time, select Trust Unitholders from within the reservation system using a random selection process that essentially provides an equal opportunity to all Trust Unitholders within the system. Each selection will entitle a Trust Unitholder to convert up to 1,000 Class B trust units into Class A trust units on a one for one basis. Unitholders will remain in the reservation system until they receive reservation numbers in respect of all of their Class B trust units within the system or until the reservation expires in accordance with its terms. It is anticipated that selections will occur monthly, but they may occur more or less frequently as determined by the Board of Directors of Pengrowth. At each periodic selection, the number of Trust Unitholders that will be selected will be determined by the number of Class B trust units that may be converted into Class A trust units without exceeding the Ownership Threshold. Further details regarding the reservation system, including certain income tax consequences of exercising the conversion option, will be provided sufficiently in advance of the first selection process so that all interested unitholders will have an equal opportunity to participate.

The Trust Unitholders will be asked to consider an Ordinary Resolution to ratify the random process by which certain holders of Class B trust units will be permitted to exchange those Class B trust units for Class A trust units once the Class A trust units comprise less than the Ownership Threshold. The text of the Ordinary Resolution is set forth in Schedule B-3.

Approval of Allocation of Trust Units For Long-Term Compensation Plans

The Trust Unitholders will be asked to consider an ordinary resolution authorizing the issuance of up to six million treasury Class B trust units that may be allocated at the discretion of the Board of Directors from time to time in accordance with the comprehensive compensation plans of the Corporation in such numbers and at such prevailing market prices as the Board of Directors may decide for issuance under either the Long Term Incentive Plan (“LTIP”) of Pengrowth Trust approved by trust unitholders on April 22, 2004 in conjunction with a corresponding number of phantom trust units or pursuant to the Trust Unit Rights Incentive Plan approved by trust unitholders on April 23, 2002 (the “Rights Incentive Plan”).

Long-term incentives are an important component of the Corporation’s total compensation program. These plans allow us to attract and retain employees in a highly competitive marketplace, facilitate ongoing Trust Unit ownership and align the interests of employees with Unitholders.

Following a review with an independent compensation consultant, the Corporation redesigned its long-term incentive compensation starting with awards granted in early 2005. The new long-term incentive program will consist of the existing Rights Incentive Plan, as well as awards under the LTIP. The LTIP was introduced to address the criticisms of option-based plans, encourage unit ownership, provide a greater alignment of interests between employees, the Manager and Unitholders, as well as introduce a relative measure of performance versus comparable income trusts.

Participants will receive a combination of Trust Unit Rights or Phantom Trust Units based on their level in the organization, and their ability to impact corporate performance. The most senior executives will receive approximately an equal split in value between Trust Unit Rights and Phantom Trust Units, while employees at the lowest organization levels will receive only Phantom Trust Units.

In order to facilitate the introduction of the new long-term incentive approach, Trust Unitholders are being asked to consider and approve:

•	a consolidation of the Trust Units currently reserved under the Rights Incentive Plan and the LTIP arrangements, and

•	an increase to the total number of Trust Units available under the consolidated plan to 7,491,576 Trust Units.

The Rights Incentive Plan has 2,856,825 Trust Units reserved in respect of outstanding Trust Unit Rights and 1,241,576 Trust Units available for future grants as at March 14, 2005. The LTIP has 250,000 Trust Units available for future grants as at March 14, 2005, as there have never been awards made under that plan.

In total, there are approximately 4,348,401 Trust Units either outstanding or available for future grants under both long-term incentive plans. This represents approximately 2.8% of the total Trust Units outstanding of 153,524,458.

Combining the outstanding and available units under a single long-term incentive plan will provide flexibility for the Corporation to provide awards in the future. Trust Unitholders are being asked to consider and approve an increase to the available reserve by six million Trust Units to bring the total number of Trust Units presently reserved or available for future grants to 10,348,401, representing approximately 6.7% of the total trust units. This would bring the total number of Class B trust units available for future grants to 7,491,576 Trust Units, which represents approximately 4.9% of the total trust units outstanding. This increased reserve will enable the Corporation to continue to provide competitive long-term incentive awards in a highly competitive marketplace, with a total reserve slightly above the 50th percentile of comparable oil & gas income trusts. The text of the Ordinary Resolution is set forth in Schedule B-4 to this Circular.

Reappointment of Computershare Trust Company of Canada

The Trust Unitholders will be asked to consider an Ordinary Resolution re-appointing Computershare Trust Company of Canada as Trustee for an additional two year term to expire upon the date of the Annual General Meeting of Trust Unitholders to be held in 2007. The text of the Ordinary Resolution is set forth in Schedule B-5 to this Circular.

PART V – MATTERS TO BE CONSIDERED AT THE ROYALTY MEETING

Amendments to the Royalty Indenture – Distributions On Liquidation

The Unitholders will be asked to consider and approve an Extraordinary Resolution amending the Royalty Indenture to make technical amendments that clarify that substantially all of the value of the assets of the Corporation that can be derived through interests in petroleum and natural gas properties held directly and indirectly by the Corporation will be distributed through the Royalty Units in the event of a wind-up or dissolution of the Corporation. The text of the Extraordinary Resolution is set forth in Schedule C-1 to this Circular.

Certain petroleum and natural gas properties are presently, and may in the future be, held through partnerships and companies controlled by the Corporation. On a wind-up or liquidation, it is presently unclear as to whether such interests will ultimately be distributed by way of a distribution on the Royalty Units or as a dividend on the outstanding shares of Pengrowth Corporation. It should also be clarified that the distributions, when paid, should be paid to all Royalty Unitholders and not just to Pengrowth Trust, particularly if there is a possibility that Pengrowth Trust could itself be wound up prior to a wind-up or dissolution of the Corporation. There is a further technical consideration in that should Exchangeable Shares be issued as contemplated by the Royalty Indenture and the Unanimous Shareholder Agreement, the mechanism of sharing between the Royalty Units and the Exchangeable Shares in the event of a wind-up or dissolution suggest that proceeds from oil and natural gas properties, whether held directly or indirectly, shall wherever possible be allocated as distributions on the Royalty Units.

Under the present wording of the Royalty Indenture, in the event of a wind-up or dissolution of the Corporation, 99% of the proceeds from “Canadian Resource Properties” as defined in the Income Tax Act (Canada)) will be paid to the holders of Royalty Units, together with 99% of a class of revenues called “Other Revenues” under the Royalty Indenture, which includes:

“In respect of a month, 99% of all revenues which accrue during such month in respect of the Properties other than gross revenues, ARC and proceeds from the sale of Canadian Resource Properties), including, without limitation:

(i)	fees and similar payments made by third parties for the processing, transportation, gathering, storage or treatment of the Petroleum Substances in Tangibles;

(ii)	proceeds from the sale of any interest in Tangibles or miscellaneous assets;

(iii)	insurance proceeds, including business interruption insurance, property damage insurance and third party liability insurance;

(iv)	income from investing the incentives, rebates and credits in respect of production costs, other than ARC;

(v)	royalty and similar income, if any, which is not included in the definition of “Properties”;

(vi)	overhead recoveries received from third parties in respect of their working interests in Properties operated by the Grantor; and

(vii)	trust distributions.

Provided further that Other Revenues will not include ARC payable to the Royalty Unitholders in respect of Crown Obligations which the Royalty Unitholders reimburse to the Grantor (the Corporation).”

If the asset being sold under the wind-up or dissolution is such that the proceeds from the disposition would fall within the description “in respect of the Properties” or are proceeds from the sale of any interest in Tangibles or miscellaneous assets, 99% of such proceeds will be included in Other Revenues. If the revenues from the sale of the asset are not caught by the definition of Other Revenues, then they escape the categories of revenues which the Royalty Indenture specifically contemplates, and in that event those revenues become part of Pengrowth Corporation’s residual interests (just like the 1% of Royalty Income or the 1% of Other Revenue which are retained by Pengrowth Corporation). After settling other liabilities of the Corporation, such amounts would be distributed by way of a dividend on outstanding shares.

Proceeds from the sale of assets that are caught by the definition of “Other Revenue” form part of the reserve established under the Royalty Indenture to fund the payment of operating costs, future abandonments, environmental and reclamation costs, general administrative costs, management fees and debt service charges. In a liquidation scenario, where there are no Canadian Resource Properties subject to the Royalty, the reserve will be used to pay in the following order:

(i)	debt service charges;

(ii)	operating costs and reclamation obligations; and

(iii)	general and administrative costs and management fees.

Under the wording of the Royalty Indenture, the amounts remaining in the reserve after payment of such costs will be paid to Pengrowth Trust when there are no Canadian Resource Properties subject to the Royalty if in the opinion of the Corporation acting in the best interests of the Royalty Unitholders, the payment will not have any adverse income tax consequences for the Corporation or Pengrowth Trust and otherwise such amounts shall be distributed to the holders of the shares of the Corporation by way of a dividend payment.

The drafting of the Royalty Indenture implies that it was not contemplated that the Corporation would ever hold any assets other than Canadian Resource Properties and related assets, the value of which would be distributed to investors through the Royalty Units. Various amendments have been made over time to the Royalty Indenture permitting other classes of investments such as holding the shares of corporations or units of partnerships. These classes of assets would not fall within Other Revenue and therefore would not be distributed in the event of a wind-up or liquidation under the Royalty but would instead become dividends payable on the shares. There are currently 1,100 outstanding common shares of which 1,000 are held by Pengrowth Trust and 100 are held by the Manager.

It is proposed to amend the Royalty Indenture such that:

•	first – any amounts remaining in the Reserve (as defined in the Royalty Indenture) are to be paid not to Pengrowth Trust but to the holders of Royalty Units. Pengrowth Trust presently holds substantially all of the outstanding Royalty Units. However, Pengrowth Trust could be wound up prior to the Corporation leaving the former holders of Trust Units with Royalty Units of the Corporation;

•	second – to require, in the event of a wind-up or liquidation of the Corporation, that partnerships and companies under the control of the Corporation that hold interests in Canadian Resource

Properties, assets with respect to those Properties and other interests that would otherwise be categorized as “Other Revenues” shall, to the extent possible, be wound up prior to the wind-up of the Corporation; and

•	third – to require, in the event of a wind-up or liquidation of the Corporation, that, to the extent possible, all property and assets of the Corporation other than Canadian Resource Properties be sold or otherwise liquidated and the proceeds therefrom be used to reduce the outstanding indebtedness of the Corporation.

Amendments to the Royalty Indenture – Other Classes of Income

Unitholders will be asked to consider an Extraordinary Resolution approving an amendment to the Royalty Indenture clarifying the treatment of income derived by the Corporation from “Permitted Investments” other than with respect to the proceeds of production or royalties derived from the sale of “Petroleum Substances” held directly or beneficially by the Corporation in the computation of the “Gross Revenues” of the Corporation. The text of the Extraordinary Resolution is set forth in Schedule C-2 to this Circular.

The Unitholders will be asked to consider and approve an Extraordinary Resolution amending the Royalty Indenture to make technical amendments that clarify the ability of the Corporation to offset interest and other income earned in the Corporation against interest expenses in the calculation of the Royalty. It is the current administrative practice of the Corporation to offset interest income from specific investments made by the Corporation against interest expenses attributable to that investment. Depending upon the advice of counsel, it may also be possible to offset interest and other income against interest expenses generally in the Corporation.

Cash Distributions are payable by the Corporation to Royalty Unitholders under the terms of the Royalty Indenture, representing in the aggregate their respective shares of the Royalty. The Royalty is determined as 99% of royalty income that is in turn determined as the aggregate of gross revenues and special distributions less certain deductions. It is clear that gross revenues do not include interest and other income. Debt service charges are deducted in respect of the computation of royalty income. Debt service charges means all interest and principal repayments relating to the borrowing of funds by the Corporation for purposes including, without limitation, the funding of capital expenditures and the acquisition of Canadian Resource Properties where permitted. The acquisition of interests in partnerships is now within the scope of the business the Corporation may carry on but was not contemplated at the time of the formation of the Corporation. It is proposed that the definition of debt service charges be amended to make it clear that debt service charges include all interest expenses incurred in connection with the scope of permitted business of the Corporation and that the interest and other income from those investments can be offset in the computation of debt service charges, provided that it would not result in adverse tax consequences to the Royalty Unitholders.

PART VI – ADDITIONAL INFORMATION

Additional information regarding the business of the Corporation and Pengrowth Trust will be contained in Pengrowth Trust’s Annual Information Form for the year ended December 31, 2004. Additional financial information is provided in Pengrowth Trust’s consolidated financial statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations for the financial year ended December 31, 2004. Copies of those documents and additional copies of this Information Circular – Proxy Statement may be obtained upon request from Investor Relations at 2900, 111 – 5th Avenue S.W., Calgary, AB T2P 3Y6, (403) 233-0224 or 1-800-223-4122 and at 1200, 141 Adelaide Street West, Toronto, Ontario, M5H 3L5, (416) 362-1748 or 1-888-744-1111.

PART VII – APPROVAL AND CERTIFICATION

The contents and the sending of this Circular have been approved by the Board of Directors.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATE: March 14, 2005

PENGROWTH CORPORATION

(SIGNED)	JAMES S. KINNEAR CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER	(SIGNED)	CHRISTOPHER G. WEBSTER VICE PRESIDENT, TREASURER (INTERIM CHIEF FINANCIAL OFFICER)

PENGROWTH ENERGY TRUST
BY: PENGROWTH MANAGEMENT LIMITED, AS MANAGER

(SIGNED)	JAMES S. KINNEAR PRESIDENT	(SIGNED)	GORDON M. ANDERSON VICE PRESIDENT, FINANCIAL SERVICES

SCHEDULE A-1

EXTRAORDINARY RESOLUTION REGARDING THE AMENDMENTS TO THE
UNANIMOUS SHAREHOLDER AGREEMENT

BE IT RESOLVED AS AN EXTRAORDINARY RESOLUTION THAT:

1.	The Unanimous Shareholder Agreement be amended by:

(a)	Clarifying that holders of both Royalty Units (excluding Pengrowth Trust) and Trust Units shall be entitled to notice of, to attend and to vote at, any meeting of, and in respect of any matter put before, the shareholders of the Corporation, as detailed below.

(a)	Amending Section 1.02 to delete the definition of “Unitholders” and replace it with:

“Unitholders” means, collectively, the Royalty Unitholders (other than the Fund) and the Trust Unitholders.

“Units” means the Royalty Units, other than the Royalty Units held by the Fund, and the Trust Units, collectively.

(b)	Amending Sections 4.01 through 4.07, inclusive, by replacing all references to “Trust Unitholders” with a reference to “Unitholders” and replacing all references to “Trust Unit” or “Trust Units” with references to “Unit” or “Units”.

(c)	Making such supplemental and ancillary amendments as are deemed necessary or expedient by the Board of Directors to give effect to the foregoing.

2.	The Trustee is hereby authorized, for and in the name of Pengrowth Trust, and any officer or director of the Corporation is hereby authorized, for and in the name of the Corporation, to execute and deliver an amending agreement to the Unanimous Shareholder Agreement, or an amended and restated Unanimous Shareholder Agreement, and execution thereof shall evidence approval of the said amendments and the amending agreement or the amended and restated Unanimous Shareholder Agreement pursuant to this Extraordinary Resolution; and

3.	The Trustee is hereby authorized and directed for and on behalf of Pengrowth Trust, and any officer or director of the Corporation, is hereby authorized and directed, for and in the name of the Corporation, to execute all documents and to do all things as deemed necessary or desirable to implement this Extraordinary Resolution.

All terms defined in the Information Circular-Proxy Statement of the Corporation and Pengrowth Trust dated March 14, 2005, have the same respective meanings in this Extraordinary Resolution when used herein.

SCHEDULE B-1

EXTRAORDINARY RESOLUTION TO AMEND THE TRUST INDENTURE
TO EXTEND THE DATE FOR COMPLIANCE WITH THE OWNERSHIP THRESHOLD

BE IT RESOLVED AS AN EXTRAORDINARY RESOLUTION THAT:

1.	Section 1.1 of the Trust Indenture is amended by replacing the definition of “Enforcement Date” with the following:

“Enforcement Date” means June 1, 2006 or such later date determined by the Board of Directors in its sole discretion;

2.	The Trustee is hereby authorized for and on behalf of Pengrowth Trust to execute and deliver an amending agreement to the Trust Indenture, or an amended and restated trust indenture, and the execution thereof shall evidence approval of the said amendments and the amending agreement or the amended and restated trust indenture pursuant to this Extraordinary Resolution; and

3.	The Trustee is hereby authorized for and on behalf of Pengrowth Trust, and any officer or director of the Corporation, is hereby authorized and directed, for and in the name of the Corporation, to execute all documents and to do all things as deemed necessary or desirable to implement this Extraordinary Resolution.

All terms defined in the Information Circular-Proxy Statement of the Corporation and Pengrowth Trust dated March 14, 2005, have the same respective meanings in this Extraordinary Resolution if used herein.

SCHEDULE B-2

EXTRAORDINARY RESOLUTION OF TRUST UNITHOLDERS TO PROVIDE THE BOARD
OF DIRECTORS WITH ADDITIONAL DISCRETION TO AMEND THE TRUST INDENTURE

BE IT RESOLVED AS AN EXTRAORDINARY RESOLUTION THAT:

1.	The Board of Directors be and is hereby granted, from time to time, the power and authority to make such additional amendments to the Trust Indenture, from time to time, and take other actions in furtherance of any such amendments, as it deems necessary or advisable, from time to time, to maintain the status of the Trust as a “mutual fund trust” under the Act, including, without limitation:

(a)	Amending the definition of “Ownership Threshold”.

(b)	Amending the definition of “Enforcement Date”.

2.	The Board of Directors be and is hereby granted the power and authority, if the Board of Directors is of the opinion that restricting the level of non-resident ownership of Trust Units is no longer necessary for Pengrowth Trust to maintain mutual fund trust status under the Act and provided the Board of Directors has received comfort, in the form of an advance tax ruling or advice from Pengrowth’s legal counsel satisfactory to the Board of Directors, that there would be no adverse tax consequences to the holders of Class A trust units or Class B trust units, to take all steps and actions, or such of the following steps and actions as the Board of Directors deems necessary or advisable to:

(i)	Delete the residency restrictions on the ownership of Class B trust units and permit the Class B trust units to be listed on the New York Stock Exchange and any other exchange or exchanges as may be determined by the Board of Directors, which amendments may include, without limitation:

(A)	Deleting Section B.2.

(B)	Amending Section B.3 to read as follows:

B.3	Permitted Stock Exchange Listings

The Class B units may be listed and posted for trading on either or both of the Toronto Stock Exchange and the New York Stock Exchange and any other exchange or exchanges as may be determined by the Directors of the Corporation.

(C)	Deleting Sections B.6 and B.7.

(ii)	Provide an unrestricted right of the holders of Class B trust units to convert those units to Class A trust units, including making such amendments to the Trust Indenture as the Board of Directors deems necessary or advisable, which amendments may include, without limitation:

(A)	Amending Section B.5(a) by deleting the phrase:

provided that at the time of conversion the number of Class A Units outstanding is not greater that the Ownership Threshold and that the conversion will not result in the number of Class A Units outstanding immediately after giving effect to the conversion exceeding the Ownership Threshold.

(B)	Deleting paragraph B.5(d).

(iii)	consolidate the Class A trust units and Class B trust units into a single class, including making such amendments to the Trust Indenture as the Board of Directors deems necessary or advisable, which amendments may include, without limitation:

(A)	Deleting the definitions of “Applicable Exchange”, “CDS”, “Conversion Period”, “Converted Units”, “Directors’ Determination”, “Disposition Notice”, “DTC”, “Effective Date”, “Effective Time”, “Enforcement Date”, “Excess Class A Units”, “Exclusionary Offer”, “Expiry Date”, “Notice Date”, “Offer Date”, “Offeror”, “Ownership Rights”, “Ownership Threshold”, “Participant”, “Prohibited Class B Units”, “Schedules”, “Unitholder Default”, “Unitholder’s Declaration” and “Valid Offer”.

(B)	Amending the definition of “Redemption Price” by replacing the references to “Class B Units” in that definition with references to “Class A Units”.

(C)	Amending the definition of “Trust Units” to read as follows:

“Trust Units” means the Trust Units of the Fund created, issued and certified hereunder, including, but not limited to, the Class A Units and, before the Conversion Time, the Class B Units and the trust units remaining in the form in existence before the reclassification which occurred on July 27, 2004, provided that the term “Trust Unit” shall not include the Special Voting Unit except where the term “Trust Unit” is used in the definitions of “Ordinary Resolution” and “Extraordinary Resolution” and in Sections 14.02, 14.03, 14.08 and 16.05 hereof and Articles XI and XII hereof;

(D)	Deleting the second paragraph of Section 3.01 and replacing it with:

At the date and time determined by the Board of Directors (the “Conversion Time”), all Class B Units and all Trust Units remaining in the form in existence before the reclassification which occurred on July 27, 2004, shall be deemed to be converted into Class A Units on the basis of one Class A Unit for each Class B Unit held without any further act or formality.

At or promptly after the Conversion Time, the Corporation, on behalf of the Fund, shall deposit with the transfer agent of the Fund, for the benefit of the former Trust Unitholders whose Class B Units or Trust Units remaining in the form that existed before July 27, 2004 have been converted into Class A Units, certificates representing the Class A Units into which such Trust Units have been converted. Upon surrender to the transfer agent of a certificate which prior to the Conversion Time represented outstanding Class B Units or Trust Units remaining in the form that existed before July 27, 2004, together with a letter of transmittal, and together with such additional documents and instruments as the transfer agent may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the transfer agent of the Fund shall deliver to such holder as soon as practicable, a certificate representing that number of Class A Units to which such holder’s Class B Units or Trust Units, as applicable, have been converted and any certificate representing Trust Units so surrendered shall forthwith be cancelled. Any certificate that prior to the Conversion Time represented Class B Units, or Trust Units, as applicable, shall after the Conversion Time and before such certificate is surrendered in accordance with this paragraph, represent Class A Units.

If any certificate which prior to the Conversion Time represented outstanding Class B Units has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, and delivery to the transfer agent of the Fund of such affidavit and such additional documents and instructions as the transfer agent of the Fund may reasonably require the transfer agent will issue in exchange for such lost, stolen or destroyed certificate, certificates representing the Class A Units, to which such Trust Unitholder is entitled. When seeking such certificate in exchange for any lost, stolen or destroyed certificate, the person to whom certificates representing Class A Units are to be issued shall, as a condition precedent to the issuance thereof, give a bond satisfactory to the Corporation, on behalf of the Fund, and the transfer agent of the Fund, in such sum as the Corporation, on behalf of the Fund, and the transfer agent of the Fund may direct or otherwise indemnify the Fund and its transfer agent in a manner satisfactory to the Corporation, on behalf of the Fund, and the transfer agent of the Fund against any claim that may be made against the Fund or its transfer agent with respect to the certificate alleged to have been lost, stolen or destroyed.

(E)	Deleting the second paragraph of Section 3.05 and paragraph 3.12(b) of the Trust Indenture.

(F)	Deleting the references to “Class B Units” in Sections 3.05, 6.01, 6.02, 6.04, 12.04 and 13.02 of the Trust Indenture.

(G)	Deleting Schedules “A”, “B”, “C” and “E” of the Trust Indenture and renaming Schedule “D” as Schedule “A” and making necessary amendments thereto.

3.	Making such further amendments or revisions as the Board of Directors may deem necessary or expedient, and such mechanical, incidental and other amendments or revisions as the Board of

Directors may deem necessary or expedient, to give effect to the amendments described above and in the Circular.

4.	The Trustee is hereby authorized, for and on behalf of Pengrowth Trust, and any officer or director of the Corporation is hereby authorized, for and in the name of the Corporation, from time to time, to execute and deliver such amending agreements to the Trust Indenture, or amended and restated versions of the trust indenture in respect of any amendments approved by the Board of Directors pursuant to this Extraordinary Resolution, and the execution thereof shall evidence approval of the said amendments and the amending agreements or the amended and restated trust indentures pursuant to this Extraordinary Resolution;

5.	The Trustee is hereby authorized, for and in the name of Pengrowth Trust, and any officer or director of the Corporation is hereby authorized, for and in the name of the Corporation, to execute all documents and to do all things as deemed necessary or desirable, from time to time, to implement this Extraordinary Resolution; and

6.	For the purpose of implementing any amendments to the Trust Indenture proposed by the Board of Directors to address the mutual fund trust status of Pengrowth Trust, the Board of Directors is empowered to amend Section 10.02 of the Trust Indenture to delegate from the Trustee to the Corporation any decisions relating to the compliance by Pengrowth Trust with subsections 108(2), 132(6) and 132(7) of the Income Tax Act (Canada) and similar or successor provisions thereto and the related provisions of the Trust Indenture provided that the Trustee (in its role as transfer agent and registrar of Pengrowth Trust) retains administrative responsibility in relation to any plans or procedures adopted by the Board of Directors in respect to that compliance.

All terms defined in the Information Circular – Proxy Statement of Pengrowth Trust dated March 14, 2005, have the same respective meanings in this Extraordinary Resolution when used herein.

SCHEDULE B-3

ORDINARY RESOLUTION OF THE TRUST UNITHOLDERS
REGARDING IMPLEMENTATION OF A RESERVATION SYSTEM

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.	The implementation of a reservation system to govern the conversion of Class B trust units into Class A trust units as described in the Circular under the heading “Part IV – Matters to be considered at the Trust Meeting – Amendments to the Trust Indenture – A/B Structure – Reservation System” be and is hereby ratified and approved; and

2.	The Trustee is hereby authorized for and on behalf of Pengrowth Trust, and any officer or director of the Corporation, is hereby authorized and directed, for and in the name of the Corporation, to execute all documents and to do all things as deemed necessary or desirable to implement this Extraordinary Resolution.

All terms defined in the Information Circular-Proxy Statement of the Corporation and Pengrowth Trust dated March 14, 2005, have the same respective meanings in this Ordinary Resolution if used herein.

SCHEDULE B-4

ORDINARY RESOLUTION APPROVING THE ALLOCATION OF ADDITION OF THOSE
UNITS FOR LONG TERM COMPENSATION PLANS

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.	The consolidation of the available Class B trust units for future grants pursuant to the long term incentive plan and the trust unit rights incentive plan and the reservation of an additional 6,000,000 Class B trust units to bring the total available Class B trust units for future grants to 7,491,576 Class B trust units be and is hereby approved; and

2.	The Trustee is hereby authorized and directed on behalf of Pengrowth Trust to execute all documents and to do all things as deemed necessary or desirable to implement this Extraordinary Resolution.

All terms defined in the Information Circular – Proxy Statement of the Corporation and Pengrowth Trust dated March 14, 2005, have the same respective meanings in this Ordinary Resolution if used herein.

SCHEDULE B-5

ORDINARY RESOLUTION OF THE TRUST UNITHOLDERS REAPPOINTING
COMPUTERSHARE TRUST COMPANY OF CANADA AS TRUSTEE

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.	Computershare Trust Company of Canada is reappointed as Trustee for the purposes of the Unanimous Shareholders Agreement, the Royalty Indenture, the Trust Indenture and the Management Agreement for an additional two year term that will expire on the date of the Annual General Meeting of Trust Unitholders to be held in 2007.

2.	The Trustee is hereby authorized for and on behalf of Pengrowth Trust, and any officer or director of the Corporation, is hereby authorized and directed, for and in the name of the Corporation, to execute all documents and to do all things as deemed necessary or desirable to implement this Extraordinary Resolution.

All terms defined in the Information Circular-Proxy Statement of the Corporation and Pengrowth Trust dated March 14, 2005, have the same respective meanings in this Ordinary Resolution if used herein.

SCHEDULE C-1

EXTRAORDINARY RESOLUTION TO AMEND
THE ROYALTY INDENTURE REGARDING DISTRIBUTION
UPON A LIQUIDATION, WIND-UP OR DISSOLUTION OF THE CORPORATION

BE IT RESOLVED AS AN EXTRAORDINARY RESOLUTION THAT:

1.	The board of directors of the Corporation is hereby granted the authority to direct the Corporation and the Trustee to amend the Royalty Indenture, provided that the Board of Directors receives comfort by an advance tax ruling or advice from Pengrowth’s legal counsel that such amendment will not result in adverse tax consequences to the Royalty Unitholders, to provide that in the event of a liquidation, dissolution or winding-up of the Corporation:

(a)	any amounts remaining in the Reserve (as defined in the Royalty Indenture) are to be paid to the holders of Royalty Units pro rata, and not to Pengrowth Trust;

(b)	all entities which are controlled by the Corporation and in which the Corporation holds an interest (including subsidiary corporations, partnerships, trusts or any other form of entity) shall, to the extent possible, be liquidated, dissolved or wound up prior to the liquidation, dissolution or winding up of the Corporation; and

(c)	that, to the extent possible, all property and assets of the Corporation other than Canadian Resource Properties will be sold or otherwise liquidated and the proceeds therefrom be used to reduce the outstanding indebtedness of the Corporation.

2.	The Trustee is hereby authorized for and on behalf of Pengrowth Trust to execute and deliver an amending agreement to the Royalty Indenture, or an amended and restated Royalty Indenture, and the execution thereof shall evidence approval of the said amendments and of the amending agreement or the amended and restated Royalty Indenture pursuant to this Extraordinary Resolution; and

3.	The Trustee is hereby authorized and directed for and on behalf of the Royalty Unitholders and any officer or director of the Corporation, is authorized and directed, for and in the name of the Corporation, to execute all documents and to do all things as deemed necessary or desirable to implement this Extraordinary Resolution.

All terms defined in the Information Circular Proxy Statement of the Corporation and Pengrowth Trust dated March 14, 2005 have the same respective meanings in this Extraordinary Resolution when used herein.

SCHEDULE C-2

EXTRAORDINARY RESOLUTION TO AMEND
THE ROYALTY INDENTURE REGARDING OTHER CLASSES OR INCOME

BE IT RESOLVED AS AN EXTRAORDINARY RESOLUTION THAT:

1.	The board of directors of the Corporation is hereby granted the authority to direct the Corporation and the Trustee to amend the Royalty Indenture, provided that the Board of Directors receives comfort by an advance tax ruling or advice from Pengrowth’s legal counsel that such amendment will not result in adverse tax consequences to the Royalty Unitholders, to delete the definition of Debt Service Charges and replace it with the following:

“Debt Service Charges” means all interest and principal repayments related to the borrowing of funds by the Grantor for all purposes in connection with its business as contemplated herein, including, without limitation, the funding of Capital Expenditures and the acquisition of Canadian Resource Properties where permitted and the holding of shares, units, interests and other investments and corporations, partnerships, trusts and other types of companies, associations, entities and ventures holding Canadian Resource Properties, provided that such amount shall be net of: (i) all interest income; and (ii) all income other than Gross Revenue and Other Revenue, earned by the Grantor.

2.	The Trustee is hereby authorized for and on behalf of Pengrowth Trust to execute and deliver an amending agreement to the Royalty Indenture, or an amended and restated Royalty Indenture, and the execution thereof shall evidence approval of the said amendments and of the amending agreement or the amended and restated Royalty Indenture pursuant to this Extraordinary Resolution; and

3.	The Trustee is hereby authorized and directed for and on behalf of the Royalty Unitholders and any officer or director of the Corporation, is authorized and directed, for and in the name of the Corporation, to execute all documents and to do all things as deemed necessary or desirable to implement this Extraordinary Resolution.

All terms defined in the Information Circular Proxy Statement of the Corporation and Pengrowth Trust dated March 14, 2005 have the same respective meanings in this Extraordinary Resolution when used herein.

PENGROWTH CORPORATION

PENGROWTH ENERGY TRUST

(HOLDERS OF TRUST UNITS)

GENERAL FORM OF PROXY

The following general form of proxy is provided for use by Trust Unitholders at the Shareholders Meeting, the Trust Meeting and the Royalty Meeting (collectively, the “Meetings”), all of which Meetings are to be held on April 26, 2005. The details of the resolutions are set out in the Information Circular – Proxy Statement dated March 14, 2005 (the “Circular”) with respect to the Meetings. Capitalized terms used in this general form of proxy and not defined herein shall have the meanings given to them in the Circular. In order to be valid and acted upon at the Meetings, this proxy must be returned as directed in the Circular and received not less than 24 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meetings or any adjournment(s) thereof.

PROXY FOR THE SHAREHOLDER MEETING

The undersigned Trust Unitholder of Pengrowth Trust hereby appoints James S. Kinnear or failing him, John B. Zaozirny, or, instead of either of the foregoing, _________________________________, as proxyholder of the undersigned to attend and act on behalf of the undersigned at the Shareholder Meeting to be held on April 26, 2005, and at any adjournment(s) thereof, and directs the said proxyholder to vote the Trust Units represented by this proxy in the following manner:

1.	To vote FOR ☐ or to WITHHOLD VOTING FOR ☐ the ordinary resolution appointing KPMG LLP, Chartered Accountants, as auditors of the Corporation, to hold office until the next annual meeting of shareholders or until their successor is elected or appointed.

2.	To vote FOR ☐ or to WITHHOLD VOTING FOR ☐ the ordinary resolution electing the nominees named in the Circular as directors of the Corporation.

3.	To vote FOR ☐ or to vote AGAINST ☐ the extraordinary resolution approving amendments to the Unanimous Shareholder Agreement of the Corporation to clarify that the holders of Royalty Units (other than Pengrowth Trust) are entitled to vote at meetings of the shareholders of the Corporation as described in the Circular and as set forth in Schedule A-1 to the Circular.

At the discretion of the said proxyholder, upon any amendment or variation of the above matters or any other matter that may properly be brought before the Shareholder Meeting or any adjournment(s) thereof, in such matter as such proxyholder in his sole judgement may determine.

FORM OF PROXY FOR THE TRUST MEETING

The undersigned Trust Unitholder of Pengrowth Trust hereby appoints James S. Kinnear or, failing him, John B. Zaozirny, or instead of either of the foregoing, _________________________________, as proxyholder of the undersigned to attend and act on behalf of the undersigned at the Trust Meeting to be held on April 26, 2005, and at any adjournment(s) thereof, and directs the said proxyholder to vote the Trust Units represented by this proxy in the following manner:

1.	To vote FOR ☐ or to WITHHOLD VOTING FOR ☐ the ordinary resolution appointing KPMG, LLP, Chartered Accountants, as auditors of Pengrowth Trust, to hold office until the next annual meeting of Unitholders or until their successor is elected or appointed.

2.	To vote FOR ☐ or to vote AGAINST ☐ the extraordinary resolution approving amendments to the Trust Indenture to postpone the Enforcement Date (as defined in the Trust Indenture) in respect of the Ownership Threshold (as defined in the Trust Indenture) from June 1, 2005 to June 1, 2006 or such later date as determined by the Board of Directors as described in the Circular and as set forth in Schedule B-1 to the Circular.

3.	To vote FOR ☐ or to vote AGAINST ☐ the extraordinary resolution granting discretionary authority to the Board of Directors to amend the Trust Indenture to: (a) remove the residency restrictions pertaining to the holding of Class B trust units, (b) permit a free conversion of Class B trust units to Class A trust units, (c) permit the consolidation of the Trust Unit capital of Pengrowth Trust, or (d) take such other action as the Board of Directors may consider appropriate as described in the Circular and as set forth in Schedule B-2 to the Circular.

4.	To vote FOR ☐ or to vote AGAINST ☐ the ordinary resolution approving the implementation of a reservation system for the conversion of Class B trust units to Class A trust units as described in the Circular and as set forth in Schedule B-3 to the Circular.

5.	To vote FOR ☐ or to vote AGAINST ☐ the ordinary resolution approving the consolidation of the trust units reserved under the Rights Incentive Plan and the LTIP and an increase to the total Class B trust units reserved by six million Class B trust units as described in the Circular and as set forth in Schedule B-4 to the Circular.

6.	To vote FOR ☐ or to vote AGAINST ☐ the ordinary resolution reappointing Computershare Trust Company of Canada as Trustee for an additional term of two (2) years, and empowering the Board of Directors to set the remuneration of the Trustee as described in the Circular and as set forth in Schedule B-5.

At the discretion of the said proxyholder, to vote upon any amendment or variation of the above matters or any other matter that may properly be brought before the Trust Meeting or any adjournment(s) thereof in such manner as such proxyholder in his sole judgement may determine.

FORM OF PROXY FOR THE ROYALTY MEETING

The undersigned Trust Unitholder of Pengrowth Trust hereby appoints James S. Kinnear or, failing him, John B. Zaozirny, or instead of either of the foregoing, _________________________________, as proxyholder of the undersigned to attend and act on behalf of the undersigned at the Royalty Meeting to be held on April 26, 2005, and at any adjournment(s) thereof, and directs the said proxyholder to vote the Royalty Units represented by this proxy in the following manner:

1.	To vote FOR ☐ or to vote AGAINST ☐ the extraordinary resolution approving amendments to the Royalty Indenture to provide that in the event of a liquidation, dissolution or winding-up of the Corporation: (a) any amounts remaining in the Reserve (as defined in the Royalty Indenture) will be paid to Royalty Unitholders pro rata, (b) subsidiary entities of the Corporation will be wound up prior to the wind-up of the Corporation and (c) to the extent possible, all property and assets of the Corporation other than Canadian Resource Properties will be sold or otherwise liquidated and the proceeds used to reduce the outstanding indebtedness of the Corporation, as described in the Circular and as set forth in Schedule C-1 to the Circular.

2.	To vote FOR ☐ or to vote AGAINST ☐ the extraordinary resolution approving amendments to the definition of “Debt Service Charges” in the Royalty Indenture to clarify that all interest expenses incurred by the Corporation in connection with its business are included in “Debt Service Charges” and that interest and other income from the Corporation’s business can be offset in the computation of “Debt Service Charges” as described in the Circular and as set forth in Schedule C-2 to the Circular.

At the discretion of the said proxyholder, to vote upon any amendment or variation of the above matters or any other matter that may properly be brought before the Royalty Meeting or any adjournment(s) thereof, in such manner as such proxyholder in his sole judgement may determine.

I HEREBY REVOKE ANY PROXIES HERETOFORE GIVEN.

THIS PROXY IS SOLICITED ON BEHALF OF PENGROWTH MANAGEMENT LIMITED. THE TRUST UNITS REPRESENTED BY THIS PROXY SHALL BE VOTED AS DIRECTED IN THE SPACES PROVIDED ABOVE OR, IF NO DIRECTION IS GIVEN, SHALL BE VOTED IN FAVOUR OF EACH OF THE ABOVE MATTERS.

THE PERSONS NAMED IN THIS PROXY ARE DIRECTORS AND/OR OFFICERS OF PENGROWTH CORPORATION. EACH TRUST UNITHOLDER HAS THE RIGHT TO APPOINT A PERSON, WHO NEED NOT BE A TRUST UNITHOLDER, TO ATTEND AND TO ACT ON HIS BEHALF AT THE MEETINGS, OTHER THAN THE PERSONS DESIGNATED ABOVE. TO EXERCISE SUCH RIGHT, THE NAMES OF THE PERSONS DESIGNATED BY PENGROWTH MANAGEMENT LIMITED SHOULD BE CROSSED OUT AND THE NAME OF THE TRUST UNITHOLDER’S APPOINTEE SHOULD BE LEGIBLY PRINTED IN THE BLANK SPACE. TRUST UNITHOLDERS WHO HOLD THEIR TRUST UNITS THROUGH BROKERAGE ACCOUNTS OR OTHER INTERMEDIARIES WHO WISH TO APPEAR IN PERSON AND VOTE AT THE MEETINGS SHOULD APPOINT THEMSELVES AS THEIR OWN REPRESENTATIVES AT THE MEETINGS OR OTHERWISE FOLLOW THE DIRECTIONS OF THEIR INTERMEDIARIES.

TRUST UNITHOLDERS SHOULD COMPLETE THE PROXY AND MAIL IT IN THE ENVELOPE PROVIDED HEREWITH.

Dated this                  day of                 , 2005.

Signature of Trust Unitholder

Name of Trust Unitholder (Please Print)

Note:

1.	If the appointer is a corporation, its corporate seal must be affixed or this form of proxy must be signed by an officer or attorney thereof duly authorized.

2.	Persons signing as executors, administrators, trustees, etc., should so indicate.

3.	THIS FORM OF PROXY MUST BE DATED AND THE SIGNATURE OF THE TRUST UNITHOLDER SHOULD BE EXACTLY THE SAME AS THE NAME IN WHICH THE TRUST UNITS ARE REGISTERED. IF THIS PROXY IS NOT DATED, IT WILL BE DEEMED TO BE DATED AS OF THE DATE IT IS RECEIVED BY COMPUTERSHARE TRUST COMPANY OF CANADA.

Computershare Trust Company of Canada
530 – 8th Ave SW, Suite 600
Calgary, Alberta
T2P 3S8
Telephone: (403) 267-6800	Canada
Facsimile: (403) 267-6529	Australia
www.computershare.com	Channel Islands
Hong Kong
Germany
Ireland
New Zealand
Philippines
South Africa
United Kingdom
USA

LETTER OF CONFIRMATION

March 29, 2005

To:	Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland and Labrador
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
L’Autorite des marches financiers
Securities Division, Saskatchewan Financial Services Commission
Securities Registry, Government of the Northwest Territories
Registrar of Securities, Government of the Yukon Territory
The Toronto Stock Exchange

Dear Sirs:

Subject:	Pengrowth Energy Trust Meeting of Trust Unitholders
Pengrowth Corporation Meeting of Shareholders and Royalty Unitholders

We confirm that the following materials were sent by pre-paid mail on March 28, 2005, to the registered holders of the units of the subject Energy Trust:

1.	Notice of Meetings/Information Circular – Proxy Statement
2.	General Form of Proxy
3.	Supplemental Mailing List Return Card
4.	Postage Paid Return Envelope
5.	2004 Canadian Income Tax Information Letter

We further confirm that copies of the above-mentioned materials were sent by courier on March 28, 2005 to those intermediaries holding units of the subject Energy Trust who responded directly to Computershare with respect to the search procedures in compliance with current securities legislation requirements for delivery to beneficial owners.

We are providing this confirmation to you in our capacity as agent for the Corporation.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

(Signed)

Jodie Hansen
Assistant Trust Officer
Corporate Trust Department